SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

                    Report for the Month of November, 2003

                               XENOVA GROUP PLC
                             (Name of Registrant)

                             957 Buckingham Avenue
                                    Slough
                                   Berkshire
                                    SL1 4NL
                                    ENGLAND
                   (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F.X.... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ........................

(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
 Form 6-K if submitted solely to provide an attached annual report to security holders.)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ........................

(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                              Yes ..... No ..X...

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

Enclosures:

1.  Explanatory Note

2.  Risk Factors

3.  Additional Information

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                               EXPLANATORY NOTE

This Form 6-K contains (i) "Risk Factors" and (ii) "Additional Information" for Xenova Group plc, or the Company, which update certain information previously filed with the SEC in the Company's Annual Report on Form 20-F for the year ended December 31, 2002. This information has been updated in conjunction with the proposed Offerings recently announced by the Company.

Forward-Looking Statements:

This Form 6-K contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, including certain forward-looking statements concerning the competitive strengths, expectations and plans, operations, performance and financial condition of our Company. Such statements may generally, but not always, be identified by the use of words such as "anticipates," "expects," "plans," "estimates," or "believes."
Although our management believes that the expectations reflected in the forward-looking statements are reasonable, no assurance can be given that the expectations will prove in hindsight correct. Various factors may cause the actual results of the Company to differ materially from those expressed or implied by the forward-looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; product initiatives by competitors; and unanticipated difficulties in the integration of acquired businesses. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in Risk Factors. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                 RISK FACTORS

Prospective investors should be aware that an investment in Xenova involves a higher than normal degree of risk. In addition to the other information contained in this document, the following risk factors should be considered carefully in evaluating whether to make an investment in Xenova.


FINANCIAL INFORMATION

Xenova is a biotechnology company that has a history of operating losses. As at 31 December 2002, the Xenova Group's accumulated losses (as extracted from the consolidated accounts of the Xenova Group for the year ended 31 December 2002) were {pound-sterling}116.2 million. KS Biomedix was acquired by Xenova in September 2003 pursuant to a recommended offer, and as at 31 May 2003 the KS Biomedix Group's accumulated losses (as extracted to the consolidated accounts of the KS Biomedix Group for the year ended 31 May 2003) were {pound-sterling}56.1m. The Group expects to continue to incur operating losses over a number of years and may never be profitable. There is no assurance that Xenova will ever achieve significant revenues or profitability, and thus there is also no assurance that Xenova will ever pay dividends to shareholders. This could impair the Group's ability to sustain operations and to obtain any required additional funds.

INTEGRATION OF OPERATIONS

There can be no assurance that the integration of the operations of Xenova and KS Biomedix will continue successfully and realise the benefits expected by the Xenova Directors from the integration. Integration will require the dedication of management resources that may prevent management from spending its customary amount of time on the day-to-day business of the Xenova Group. If Xenova fails to integrate the businesses quickly and efficiently, the benefits expected to be created for shareholders from the integration may not be realised and the Xenova Group's business and results of operations could be adversely affected.


REQUIREMENTS FOR ADDITIONAL FUNDS

The Group's future capital requirements to continue the development of its technologies and to complete the commercialisation of its drug candidates will be substantial and will be influenced by many factors including milestone payments received under collaboration, licensing or other agreements, the progress of research and development projects and the filing, defence and enforcement of patent rights. The Company is of the opinion that, assuming the Offerings are completed, the available cash resources within the Group, according to the current business plan, will be sufficient to fund its operating losses for at least the next 12 months from the date of publication of this document. After this date the Group might not have any cash resources or any ability to raise funds for working capital or other general corporate purposes.

If the Group seeks to raise any funds it needs through public equity offerings, dilution to then existing shareholders may result. There can be no assurance that the proposed equity fundraising or any other fundraising will be successful. If it is unable to raise additional funds when it needs them, the Group may be required to delay, reduce or eliminate some or all of its programmes in addition to the prioritisation of programmes which the Group is currently proposing to undertake. The Group may also be forced to license compounds or technology to others that it would prefer to develop internally until a later and potentially more lucrative stage. If the Group is required to raise additional funds through collaborations and other licensing arrangements, it may have to relinquish its rights to some of its compounds or technologies or grant licences on unfavourable terms.


DEVELOPMENT OF PHARMACEUTICAL PRODUCTS

The Group is involved in the discovery and development of pharmaceutical products for itself and in collaboration with other pharmaceutical companies. The Group's products are at varying stages of development and the Group has not yet completed the full clinical development of any of its products. Significant further investment will be required on an ongoing basis to undertake research and development. Laboratory and clinical testing and regulatory approvals will be required prior to the licensing or sale of any of the Group's drug candidates. There is a substantial risk of adverse or inconclusive results from clinical trials which may substantially delay, or halt entirely, any further development of the Group's drug candidates.


PRODUCT TESTING AND REGULATORY APPROVAL

The clinical evaluation, manufacture and marketing of the Group's drug candidates and its ongoing research and development activities are subject to regulation by government and other regulatory agencies in the countries where the Group or any of its potential licensees or collaborators intend to test or market products. Of particular importance is the requirement in most countries to obtain and maintain regulatory approval for a product from the relevant regulatory authority to enable it to be marketed in that country. Such approval requires the clinical evaluation of data relating to the quality, safety and efficacy of a product for its proposed use. Many countries, including all members of the EU and the US, have very high standards of technical appraisal and, accordingly, the clinical trial process is, in most cases, very lengthy. The time taken to obtain such approval in particular countries varies, but it can be up to five years from the date of application. There can be no assurance that any of the Group's drug candidates will successfully complete the clinical trial process or that regulatory approvals to manufacture and market the Group's drug candidates will ultimately be obtained.

Furthermore, each regulatory authority may impose its own requirements (by, for instance, restricting a product's indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product may have been approved by another country's authority.

If regulatory approval is obtained, the product and its manufacturer are subject to continual review and there can be no assurance that such approval will not be withdrawn or restricted. If there are changes in the application of legislation or regulatory policies or problems are discovered with the product
or  the  manufacturer   or  if  the  Group
fails to comply with regulatory requirements, the regulators could impose fines against the Group, impose restrictions on the product, its manufacturer, or the Group, require the Group to recall or remove a product from the market, suspend or withdraw its regulatory approvals, require the Group to conduct additional clinical trials, require the Group to change its product labelling, or require the Group to submit additional marketing applications. If any of these events occur, the Group's ability to sell its products may be impaired and the Group may incur substantial additional expense to comply with the regulatory requirements. In addition, in certain countries, even after regulatory approval, the Group is still required to obtain price reimbursement approval. This may delay the marketing of the Group's products or, when approval cannot be obtained, mean that the product cannot be sold at all.


COMMERCIAL SUCCESS OF THE GROUP'S PRODUCTS

There is a possibility that any product that the Group brings to market may not be commercially successful. The Group's success depends on acceptance of the Group's products by the market, including by the medical community and third party payers, and consequently the Group's progress may be adversely affected if it is unable to achieve market acceptance of its products.


COMMERCIAL COLLABORATIONS

A significant part of the Group's future revenues will be derived from licensing or collaboration agreements with third parties.

There is no assurance that the Group will be able to negotiate commercially acceptable licensing or other agreements for its as yet unlicensed drug candidates or for the future exploitation of its technologies. There is also no assurance that the Group will be able to reserve any territorial marketing rights in any such licensing or other agreements. In addition, there can be no assurance that any company which enters into an agreement with the Group will not pursue alternative technologies either on its own or in collaboration with others, including the Group's competitors, as a means of developing treatments for the conditions targeted by the Group's products. Furthermore, there is no guarantee that the Group will be able to ensure that its collaborators will devote sufficient resources to collaborations with the Group or that the Group's drug candidates can be developed and commercialised without these collaborators.

Furthermore, the Group's agreements with collaborators and other third parties may contain indemnities which have been given by members of the Group and which relate to costs, damages, losses and other liabilities connected with matters such as infringement and unauthorised use of patents and other rights owned by other parties, product liability and the use of information and materials provided by members of the Group. There can be no assurance that any claim by a collaborator or other third party under one or more of these indemnities would not materially and adversely affect the Group's business.

There can be no assurance that if the Group is unsuccessful in raising additional funds necessary for the continued development of its products portfolio that existing collaborators and partners would be either willing or able to continue to support and develop these products. Any decision by a partner or collaborator to withdraw their support may result in a requirement for the Group to repay or refund amounts paid by way of milestones and/or product development support by partners or collaborators with a consequent impact on the financial position of the Group.


SUPPLY AND MANUFACTURING

The Group's sources of supply for components it needs to conduct its development work may be limited to a restricted number of suppliers. These suppliers may be unwilling or unable to meet the Group's future needs. Replacing one of these suppliers or finding additional suppliers may result in delays to the Group's development work and its clinical trials.

There can be no assurance that the Group's product candidates will be capable of being produced in commercial quantities at an acceptable cost.

Where the Group is dependent upon third parties for the manufacture of certain drug candidates or future products, its ability to procure their manufacture in a manner which complies with regulatory requirements may be constrained, and its ability to develop and deliver such material on a timely and competitive basis may be adversely affected.

COMPETITION AND COMPETING PRODUCTS

The Group's competitors include, amongst others, major pharmaceutical and biotechnology companies with substantially greater resources than those of the Group. There is no assurance that the Group's competitors will not succeed in developing technologies and products that are more effective or economical than any of those being developed by the Group or which would render its technologies and/or products obsolete and/or otherwise uncompetitive. Although the Group has collaborative arrangements with several of these companies, these arrangements usually do not prevent the collaborators from competing with the Group or from collaborating with its competitors.


PHARMACEUTICAL PRICING ENVIRONMENT

The ability of the Group and its partners to commercialise their products also depends on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities (including the United Kingdom National Health Service), private health coverage insurers and other organisations. There is uncertainty as to the reimbursement status of newly-approved healthcare products, and there is no assurance that adequate health administration or third party coverage will be available to the Group or its partners to obtain satisfactory price levels. In addition, there is increasing pressure from certain governments to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products, and by refusing in some cases to provide any coverage for uses of approved products for disease conditions for which the relevant regulatory agency has not granted marketing approval.


GOVERNMENT ACTIONS

All governments reserve the right to amend their policies in relation to the full, partial or non-reimbursement of the price of pharmaceutical products. These policies are subject to change at any time in any country and can impact profoundly on the pharmaceutical industry as a whole or in part. As with all other pharmaceutical groups, the Group has no immunity from governmental actions.


COMPETITION REGULATION

The Group's activities are subject to competition law, including Article 81(1) (ex Article 85(1)) of the Treaty of Rome. Article 81(1) prohibits agreements (as well as arrangements and concerted practices) which restrict competition within the EU and which may affect trade between EU Member States. Provisions of agreements restricting competition within the meaning of Article 81(1) are void. The European Commission may impose fines on parties entering into such agreements of up to 10 per cent. of their respective worldwide turnover in the preceding business year. Persons who have suffered loss by reason of the anti-competitive restrictions may claim for damages against those parties. Agreements satisfying certain criteria are automatically exempt from the application of Article 81(1) by virtue of block exemptions. Parties to an agreement not covered by a block exemption may apply to the European Commission for an individual exemption. For practical purposes, a similar benefit to an individual exemption can be achieved by obtaining a non-binding "comfort letter" from the European Commission.

Provisions of a number of licensing and collaboration agreements to which members of the Xenova Group are a party are arguably restrictive of competition under Article 81(1). This may also be the case with future marketing and distribution agreements entered into by members of the Group. The Group determines on an agreement-by-agreement basis whether an automatic block exemption from the application of Article 81(1) applies to an agreement and, if it does not, whether to apply to the European Commission for an exemption under
Article 81(3) from the application of Article 81(1). If a block exemption is not applicable, until such time as an individual exemption is obtained from the European Commission pursuant to a notification, agreements or provisions of an agreement which are restrictive of competition under Article 81(1) are unenforceable.

From 1 May 2004, a new EU regulation will come into force abolishing the current system of notifications ("modernisation"). After this date, individual exemptions and comfort letters will not be available from the European Commission. Under modernisation, Articles 81(1) and 81(3) will both be directly enforceable by the European Commission, European Community Courts and the national courts and national competition authorities of each EU Member State. This means that from the date of modernisation, the Group will have to determine for itself if agreements to which it is a party infringe Article 81(1) and if so whether the criteria for an exemption under Article 81(3) are met.

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

A regime which is broadly similar to the current EU regime operates in the United Kingdom under the Competition Act 1998. Like Article 81, it involves a notification and fining regime (fines may be up to 10 per cent. of United Kingdom, rather than worldwide, turnover, but over a maximum of three years). The principal difference is that under the Competition Act there is no need for an effect on trade between EU Member States.


INTELLECTUAL PROPERTY AND PATENT PROTECTION

The commercial success of the Group depends to a great extent on its ability and/or that of its licensors to obtain patent protection for products in Europe, the US and other countries and to preserve the confidentiality of its own and its collaborators' know-how. No assurance is given that the Group will develop products which are patentable, or that patents will be sufficiently broad in their scope to provide protection for the Group's intellectual property rights and exclude competitors with similar technology. There is no assurance that obligations to maintain the Group's or its collaborators' know how will not be breached or otherwise become known in a manner which provides the Group with no recourse.

Patent applications, in general, are not published until 18 months after the date of priority applications, and in the US some are not published until the time of grant. Details of new discoveries tend to become public knowledge only some time after the actual discovery and the Group cannot be certain that it or its licensors were the first to make the inventions covered by each pending application or that the Group or its licensors were the first to file patent applications for such inventions. No assurance can be given that any patent application will ultimately be granted.

Rights of ownership over, and rights to license and use, intellectual property depend upon a number of factors, including the circumstances under which the intellectual property was created and the provisions of any agreements and other arrangements covering such intellectual property. In relation to certain contractual arrangements and in making patent applications the Group has relied upon, and will continue to rely upon, information and obligations in these respects provided by third parties. If the information which is or has been provided to the Group is inaccurate or incomplete or if such third parties breach their contractual obligations, if any, to the Group, this may affect the entitlement of the Group to be granted patents or to be licensed patents from others particularly in relation to those programmes in which patent applications have not yet proceeded to grant or have only recently been granted. There can be no assurance that this would not have a material and adverse effect on the Group's business.

Where the Group's right to use intellectual property is by way of a licence or an option to take a licence, such licences may restrict the Group's rights to certain fields of use or product applications. Furthermore, such licences may be wholly or partly terminable or such options may be lost if certain circumstances arise, for example, if the Group fails to meet agreed performance targets. Similarly, where the Group owns intellectual property, it may have agreed to restrict itself in the use of such intellectual property to certain fields of use or product applications and may have granted or agreed to grant or reserve to collaborators and other third parties the right to use such intellectual property in other fields of use or product applications. In addition, if certain circumstances arise, for instance if the Group fails to meet agreed performance targets or no longer wishes to maintain or exploit such intellectual property, a collaborator or other third party may have the right or an option to be granted ownership or a licence over such intellectual property whilst giving limited, if any, compensation to the Group.

If there is a dispute over intellectual property, the Group may incur substantial costs. The Group may have to initiate litigation to enforce its patent and licence rights. If the Group's competitors file patent applications that claim technology also claimed by the Group, the Group may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject the Group to significant liabilities and require the Group to obtain appropriate licences under these patents or cease and/or alter certain activities or processes, or develop or obtain alternative technology. The Group could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in the Group's favour. Some of the Group's competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than the Group can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have a material adverse effect on the Group's ability to bring a drug candidate to market, enter into collaborations in respect of the disputed or other drug candidates, or raise additional funds.


PRODUCT LIABILITY AND INSURANCE

The Group's business will expose it to potential product liability risks which are inherent in research and development, preclinical studies, clinical trials, manufacturing, marketing and the use of human therapeutic products. In addition, it may be necessary for the Group to secure certain levels of insurance as a condition to the conduct of clinical trials. There can be no assurance that future necessary insurance cover will be available to the Group at an acceptable cost, if at all, or that, in the event of any claim, the level of insurance carried by the Group now or in the future will be adequate or that a product liability or other claim would not materially and adversely affect the business.


ENVIRONMENTAL AND SAFETY REGULATIONS

The Group is subject to environmental and safety laws and regulations, including those governing the use of hazardous material. The cost of compliance with these, and future, regulations is substantial. Despite its precautions for handling and disposing of such materials, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, resulting liabilities could have a material adverse impact on the Group's business, financial condition and/or results of operations.


RETENTION OF KEY EMPLOYEES

The loss of key employees could weaken the Group's scientific and management capabilities, adversely affecting the ability of the Group to achieve its planned development objectives and its business. The Group is significantly dependent on certain scientific and management personnel. The Group will endeavour to ensure that the principal members of its management and scientific team are suitably incentivised but the retention of such staff cannot be guaranteed. The business of the Group is highly dependent on employees who have an in-depth and long-term understanding of their companies' technologies, products, programmes and collaborative relationships. The loss of these key employees and the Group's inability to recruit new employees to replace them could have a negative impact on the business and prospects of the Group.


SHARE PRICE VOLATILITY

The Offer Shares and the Warrants may fluctuate in value substantially. The share price of publicly traded biotechnology and emerging pharmaceutical companies can be highly volatile. The price at which securities in the Company will be quoted and the price which investors may realise for their securities will be influenced by a large number of factors, which could include the performance of both the Group's and its competitors' research and development programmes, termination of collaborations by the Group or its partners, large purchases or sales of the Company's shares, currency fluctuations, legislative changes in the healthcare environment and general economic conditions.

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                            ADDITIONAL INFORMATION

                               November 26, 2003

                                    PART I
                                  DEFINITIONS

"Act"                   Companies Act 1985, as amended

"Admission"             admission of the Offer Shares and  the  Warrants to the
                        Official List becoming effective in accordance with the Listing Rules and dealings commencing in them on the London Stock Exchange's market for listed securities

"ADSs" or "American
 Depositary Shares"     depositary  shares  in Xenova issued by The Bank of New
                        York, each representing ten Ordinary Shares

"Americas"              the   USA,  Canada  and  South   America,   and   their
                        territories and possessions

"Amersham"              Amersham plc

"Articles" or "Articles
 of Association"        the current  articles  of  association  of  the Company
                        adopted on 3 July 2002 as may be amended from time to time

"Babraham"              Babraham Bioscience Technologies Limited

"Board" or "Directors"  the  board  of directors of Xenova, whose names are set out in paragraph 1 under "Other Information"

"Cantab"                Cantab Pharmaceuticals plc

"Capital Reduction"     the proposed cancellation of the Deferred Shares

"Capital                the  proposed  sub-division  of  each  issued  Existing
 Reorganisation"        Ordinary  Share  into  one  New Ordinary Share and nine
                        Deferred  Shares  and of each authorised  but  unissued
                        Existing Ordinary Share into ten New Ordinary Shares

"Celltech"              Celltech Group plc

"certificated form"     a security which is not in uncertificated form

"CREST" the United Kingdom paperless share settlement system of which CRESTCo Limited is the Operator (as such term is defined in the Regulations)

"Daily Official List"   the Daily Official List of the London Stock Exchange

"Deferred Shares"       the  non-voting deferred  shares  of  1p  each  in  the
                        capital of the Company arising as a result of the Capital Reorganisation

"Directors'
 Undertakings"          the irrevocable undertakings of the Directors  to take
                        up  part  or  all  of  their entitlements as Qualifying
                        Shareholders pursuant to the Open Offer as set out in footnote 2 to paragraph 6(A) under "Other Information"

"Discerna"              Discerna Limited

"Dr Tan Undertaking"    the  undertaking from Dr Kim Tan  to  the  Company  and
                        Nomura  not  to  take up his entitlement under the Open
                        Offer and to procure  that  NY  Nominees  Limited,  PKF
                        Trustees Limited and Mrs S Tan do not take up their entitlements under the Open Offer, in respect of their aggregate holdings of 24,950,855 Existing Ordinary
                        Shares, such aggregate entitlement being in respect of 1,919,296 Units

"DSMC"                  Data and Safety Monitoring Committee

"EGM" or "Extraordinary
 General Meeting"       the extraordinary general meeting of Xenova  to be held
                        at Simmons & Simmons, CityPoint, One Ropemaker  Street,
                        London, EC2Y 9SS at 10.00 a.m. on 22 December 2003, or any adjournment or postponement thereof, notice of which is set out at the end of this document

"EU"                    the European Union

"European Commission"   the Commission of the EU

"Existing Ordinary
 Shares" all of the existing authorised unissued and issued ordinary shares of 10p each in the share capital of the Company at the date of this document

"FDA"                   The Food and Drug Administration of the US

"Genentech"             Genentech, Inc.

"Immulogic"             ImmuLogic Pharmaceutical Corporation

"Intracel"              Intracel Corporation

"Issue Price"           the price of 112.5  pence per Unit payable under the UK
                        Placing, the US Private Placement and the Open Offer

"ITEPA"                 Income Tax (Earnings and Pensions) Act 2003

"KS Biomedix"           KS Biomedix Holdings plc

"KS Biomedix Group"     KS Biomedix and its subsidiary undertakings

"Lilly"                 Eli Lilly and Company of Indianapolis, US

"Listing Rules"         the listing rules of  the UKLA made under section 74 of
                        the Financial Services and Markets Act 2000

"London Stock Exchange" London Stock Exchange plc

"Medison"               Medison Pharma Limited

"MetaXen"               MetaXen LLC

"Millennium"            Millennium Pharmaceuticals, Inc.

"NASDAQ" the National Markets System of the National Association of Securities Dealers Automated Quotation market

"New Ordinary Shares"   the new ordinary shares  of  1p  each in the capital of
                        the  Company  arising  as  a  result  of   the  Capital
                        Reorganisation

"NIDA"                  National Institute on Drug Abuse (US)

"NIH"                   National Institutes of Health

"Nomura"                Nomura International plc

"Nycomed"               Nycomed Danmark AS

"Offer Shares"          the 187,601,690 New Ordinary Shares to be issued by the
                        Company pursuant to the Offerings

"Offerings"             collectively  the UK Placing, the US Private  Placement
                        and the Open Offer

"Official List"         the Official List of the UKLA

"Open Offer"            the conditional  invitation,  on behalf of the Company,
                        to Qualifying Shareholders to apply to subscribe for 18,760,169 Units

"Overseas Shareholders" Shareholders  with  registered  addresses  outside  the
                        United Kingdom or who are citizens or residents of countries outside the United Kingdom

"PCT" Patent Co-operation Treaty, an international patent application which takes the place of individual foreign patent applications

"Pfizer"                Pfizer Inc.

"Phogen"                Phogen Limited

"Proposals"             the  UK  Placing,  the US Private Placement,  the  Open
                        Offer,  the  Capital  Reorganisation  and  the  Capital
                        Reduction, all of which are subject to the approval of Shareholders

"QLT"                   QLT Inc.

"Qualifying
 Shareholders"          holders  of issued Existing  Ordinary  Shares  on  the
                        register of  members  of the Company as at the close of
                        business  on  the  Record   Date,  other  than  certain
                        Overseas Shareholders

"Ranbaxy"               Ranbaxy Laboratories Limited

"Record Date"           24 November 2003

"Regulation D"          Regulation  D  promulgated  under   the  United  States
                        Securities Act of 1933, as amended

"Regulations"           the  Uncertificated  Securities  Regulations  2001  (SI
                        2001/3755), as amended from time to time

"Resolutions"           the  resolutions  required in order  to  implement  the
                        Proposals

"Shareholders"          holders of issued Existing Ordinary Shares

"Share Option Schemes"  the Xenova Limited 1988 Share Option Scheme, the Xenova
                        Group 1992 Share Option Scheme, the Xenova Group 1996 Share Option Scheme, the Xenova Group 1996 Savings Related Share Option Plan, and the Xenova Deferred Share Bonus Plan

"Sosei"                 Sosei Co., Ltd.

"UK Placing"            the conditional  placing of 11,360,578 Units (which are
                        not the subject of the Directors' Undertakings or the US Private Placement) as described herein

"UK Placing Agreement"  the placing and open offer  agreement dated 26 November
                        2003 between the Company and Nomura as described in paragraph 9(1) under "Other Information"

"UK" or "United
 Kingdom"               the  United  Kingdom  of  Great  Britain  and  Northern
                        Ireland

"UKLA" the UK Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

"uncertificated form"   a security which is for the time being recorded  on the
                        relevant   register   of   members  as  being  held  in
                        uncertificated form in CREST, and title to which may, by virtue of the Regulations, be transferred by means of CREST

"Units" the units, each comprising 10 Offer Shares and 3 Warrants, to be issued pursuant to the UK Placing, the US Private Placement and the Open Offer

"US", "USA" or "United
 States" the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

"US Placement Agent
 Agreement"             the placement agent  agreement  dated  10 November 2003
                        between  ThinkEquity  Partners  LLP  and  the   Company
                        relating to the US Private Placement as described in paragraph 9(3) under "Other Information"

"US Private Placement"  the  conditional   private   placement  in  the  US  of
                        7,362,461 Units (which are not the subject of the Directors' Undertakings or the UK Placing) as described herein

"US Subscription
Agreement"              the securities purchase  agreement dated 26 November
                        2003 pursuant to which certain accredited investors in the US Private Placement have, subject to certain conditions, entered into binding commitments with the Company to subscribe for 7,362,461 Units at the Issue
                        Price  as described  in  paragraph  9(2)  under  "Other
                        Information"

"Warrants"              56,280,507  registered  equity  warrants  to  be issued
                        pursuant to the UK Placing, the US Private Placement and the Open Offer, each entitling the holder thereof to subscribe for one New Ordinary Share at a price per share of 12.5p (subject to adjustment) during a period from 1 July 2004 to 31 December 2008

"Warrant Instrument"    the  instrument  executed  as  a  deed  poll  dated  26
                        November 2003 pursuant to which the Warrants will be issued

"Xenova" or "the
 Company"               Xenova Group plc

"Xenova Group" or the
"Group"                 Xenova  and  its   subsidiaries   and   subsidiary
                        undertakings from time to time or any one of them as the context may require

"Xenova Shares" or
 "Ordinary Shares"      ordinary shares with a nominal value of 10p each in the
                        share capital of Xenova, or ordinary shares into which any such ordinary shares may, from time to time, be sub-divided or consolidated

For the purposes of this document, subsidiary, subsidiary undertaking, parent undertaking and associated undertaking have the respective meanings given to them by the Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Act).

For illustrative purposes only, and except as otherwise stated, the exchange rate of $1.698 to {pound-sterling}1.00 has been used to translate financial information into pounds sterling, being the $/{pound-sterling} exchange rate prevailing on 25 November 2003.

                                    PART II

                     CERTAIN INFORMATION ON EGM PROPOSALS

REASONS FOR THE OFFERINGS AND USE OF PROCEEDS

Xenova will use the proceeds from the recently proposed Offerings to progress the development of the Group's later stage and commercially more attractive clinical programmes. The Company intends to enter into further licensing agreements with the prioritised drug programmes and, in addition, intends to pursue licensing opportunities for those programmes that have been deprioritised. The Company believes that the additional financial strength resulting from the Offerings will put the Group in a better position to negotiate favourable terms for its licensing agreements or other corporate transactions.

Specific areas to which funds from the Offerings, as well as existing funds, will be applied include the following:

{circle} progressing TransMID{TM} through Phase III clinical trials. TransMID{TM}, which was acquired as part of the acquisition of KS Biomedix, is the most advanced product in Xenova's pipeline. At the time of the acquisition, the Company indicated that they would seek funding to progress the programme. FDA approval to an SPA is currently being sought to progress TransMID{TM} into Phase III clinical trials in adults with recurrent and/or progressive non resectable glioblastoma multiforme comprising two Phase III trials each costing approximately {pound-sterling}11 million. Subject to FDA approval, it is intended that the first of these trials would commence immediately in approximately 50 centres in Europe and the US. This should then enable the Group, if necessary, to select an appropriate partner for the North American market to fund the second Phase III trial if the review of clinical data from the first study shows positive results;

{circle} progressing at least one product candidate from the Group's novel DNA targeting agent programme (XR11576, XR5944, XR11612) to Phase II clinical trials. While the North American rights of these compounds have been licensed to Millennium, the Group has retained ownership of rights to, and is responsible for the development costs of, the programme in Europe and the rest of the world;

{circle}  progressing  XR303 through  Phase I/II studies in pancreatic  cancer;
          and

{circle}  progressing  the  addiction  vaccines,   TA-CD  and  TA-NIC,  through
          clinical trials to establish proof of concept in man.

The aggregate net proceeds of the Offerings are expected to be {pound-sterling}19.4 million. The Company estimates that approximately {pound-sterling}11 million will be invested in the first TransMID{TM} Phase III clinical trial, approximately {pound-sterling}5 million in progressing the other prioritised clinical programmes and the remainder used for working capital.


CAPITAL REORGANISATION

It is proposed to sub-divide the Company's share capital as set out below. The Existing Ordinary Shares are presently trading at only slightly in excess of their nominal value of 10p each and, therefore, in order to facilitate the issue of shares under the Offerings, the sub-division of the Company's share capital is being carried out as it is prohibited by law from issuing new shares at less than their nominal value.

The Capital Reorganisation will consist of the sub-division and conversion of each issued Existing Ordinary Shares into one New Ordinary Share and nine Deferred Shares and the sub-division of each of the authorized but unissued Existing Ordinary Shares into ten New Ordinary Shares.

The Capital Reorganisation will not affect the inherent value of Shareholders in the Company as the number of ordinary shares in the Company held by Shareholders will not be affected as a result of the Capital Reorganisation. It is proposed that the Capital Reorganisation will take place prior to the issue of the Offer Shares under the

Offerings. The New Ordinary Shares will have the same rights as the Existing Ordinary Shares, including those relating to voting and entitlement to dividends. The Deferred Shares will not be admitted to the Official List or to NASDAQ nor will they have any voting rights or dividend entitlement and they will rank after the New Ordinary Shares upon a distribution. Accordingly, the Deferred Shares will effectively be of no economic value. No share certificates will be issued in respect of the Deferred Shares.

Following the Offerings, the Board will consider whether the number of New Ordinary Shares in issue renders a consolidation of such shares appropriate. If so, a resolution to this effect will be proposed at a future general meeting of the Company.

New share certificates will be issued in respect of the Offer Shares, but not in respect of the New Ordinary Shares arising on the Capital Reorganisation in respect of which the share certificates for the Existing Ordinary Shares will continue to be valid, as Shareholders will remain entitled to the same number of New Ordinary Shares as stated thereon. Subsequent share certificates issued in respect of transfers and allotments following completion of the Capital Reorganisation will reflect the change in nominal value.


REDUCTION OF SHARE CAPITAL

Following and subject to the Capital Reorganisation, it is proposed that the Deferred Shares be cancelled. The Deferred Shares would otherwise cause administrative inconvenience and additional costs to be incurred and would effectively be of no economic value.

As at 30 September 2003, there was a deficit of {pound-sterling}16.9 million on the Company's profit and loss account. The Company is unable to declare dividends until it has generated distributable reserves in excess of any deficit. Upon the cancellation of the Deferred Shares a reserve of
{pound-sterling}22 million will arise and this reserve will be used to eliminate the deficit on the Company's profit and loss account.

It is anticipated that all the Company's creditors as at the date of the Capital Reduction becoming effective will consent to the Capital Reduction allowing the balance of the reserve to be credited to the Company's profit and loss account. If this is not the case, part or all of the balance of the reserve may be required by the High Court to be transferred to a special reserve which will not be available for distribution until the non-consenting creditors at the effective date of the Capital Reduction have agreed or have been paid.

The Capital Reduction will not involve any distribution or repayment of capital by the Company to any Shareholder or other person, and will not reduce the underlying net assets of the Company. Its principal effect will be to eliminate the deficit on the Company's profit and loss account although it remains unlikely to be in a position to pay dividends in the foreseeable future.

To become effective, the reduction of capital requires a special resolution passed by the Company in general meeting. The Capital Reduction also requires confirmation by the High Court. Subject to the confirmation by the High Court, it is expected that the Capital Reduction will become effective in the first half of 2004. The Company will give the High Court such undertakings (if any) as it may require for the protection of creditors.


WORKING CAPITAL CONSIDERATIONS

If the Offerings do not proceed the Xenova Group would not have sufficient working capital for at least the next 12 months to support its planned level of activities.

If the Offerings do not proceed, Xenova would seek to take steps to reduce the Group's activities in order to enable Xenova, on a standalone basis, to remain a going concern for at least the next 12 months. These steps would include a reduction in overheads and development expenditure on the Group's drug candidates which may delay, reduce or eliminate the development of product candidates which are not externally funded by partners. In addition, the Xenova Group may also be forced to license the rights to some of its drug candidates and technologies at an earlier stage than would otherwise be intended, which would be likely to be on less favourable terms.

                                   PART III

                     INFORMATION ON THE GROUP'S ACTIVITIES


INTRODUCTION

Xenova is a UK-based bio-pharmaceutical company which focuses primarily on novel approaches to the treatment and prevention of cancer, with a secondary focus on immunotherapy. The Xenova Group has a broad pipeline of products in clinical development and has a well established track record in the identification, development and partnering of innovative products and technologies. The Group has partnerships with significant pharmaceutical companies, including Celltech, Genentech, Lilly, Millennium, Pfizer and QLT.

Xenova merged with Cantab in April 2001 and in September 2003 completed the acquisition of KS Biomedix, the UK listed drug research and development company. Like Xenova, KS Biomedix was focused on the development of products for the treatment of cancer, particularly clinical indications where survival prognosis is poor and there are few, if any, approved products.

The Xenova Group currently employs approximately 115 people spread across its major facilities in Slough (head office and development) and Cambridge (immunotherapy and contract manufacture of clinical trial material) in the UK and Edmonton in Canada (manufacture of biologics).


REVIEW OF DRUG CANDIDATES AND PROGRAMMES

Xenova's primary product focus is oncology, with a secondary focus on immunotherapy. The table below summarises the Group's drug candidates and early development programmes. Programmes in bold have been prioritised for development.

Drug Candidates/ Programmes   Therapeutic area                           Stage of Development  Partner

CLINICAL PROGRAMMES
TRANSMID{TM} (XR311)          GLIOMA                                     PHASE III             SOSEI, NYCOMED, MEDISON, RANBAXY
TARIQUIDAR (XR9576)           CANCER                                     PHASE II              QLT (NORTH AMERICA ONLY)
TA-HPV / TA-CIN               Cervical cancer                            Phase II              -
TA-CD                         COCAINE ADDICTION                          PHASE II              NIDA*
XR303                         CANCER                                     PHASE I               -
HumaRAD                       Cancer                                     Phase I               -
XR11576/XR5944                SOLID TUMOURS                              PHASE I               MILLENNIUM (NORTH AMERICA ONLY)
DISC-PRO                      Genital and oro-labial herpes prophylaxis  Phase I               -
TA-NIC                        NICOTINE ADDICTION                         PHASE I               -
DISC-GMCSF                    Cancer                                     Phase I               -
DISC-VET                      Bovine Herpes Virus                        Phase I equivalent    Pfizer

EARLY DEVELOPMENT PROGRAMMES
Triomics                      Solid tumours                              Preclinical           Option to acquire
XR11612                       Solid tumours                              Preclinical           As XR11576
OX-40                         AUTOIMMUNE DISORDERS                       PRECLINICAL           CELLTECH, GENENTECH
OX-40L                        INFECTIOUS DISEASES, ANTI-CANCER           PRECLINICAL           -
PAI-1                         Cardiovascular                             Preclinical           Lilly
PAI-1                         Cancer                                     Preclinical           Lilly (Option)**
MRP                           Cancer and asthma                          Preclinical           -
VP22 (Phogen joint venture)   Intra-cellular delivery system             Preclinical           Genencor


Drug Candidates/ Programmes  Therapeutic area                            Stage of Development  Partner

HIF-1 alpha                  Cancer                                      Preclinical           -
MEN-B                        Meningitis                                  Preclinical           -
XR304                        Ulcerative colitis                          Preclinical           -
XR113                        Cancer                                      Preclinical           -
Ribosome display (Discerna)  Cancer targets                              Preclinical           Babraham


* NIDA provides funding to independent investigators to conduct certain trials of TA-CD, but has no rights for its commercialisation, nor is funding required to be repaid by Xenova.

**Lilly has an option to acquire development and commercialisation rights relating to PAI-1 inhibitors in the cancer field.


PRODUCT STRATEGY

The Directors have prioritised the development of six key clinical development programmes (see drug candidates in bold in the table above, under the heading "Clinical programmes") with the intention of focusing on the development of the commercially more attractive programmes with the greatest value and near term benefits. A number of these programmes benefit from varying levels of external funding or support.

The majority of the early development programmes have been deprioritised, except where they are externally funded, as is the case for the Genentech collaboration on OX-40. The Group is pursuing licensing opportunities for those programmes which have been de-prioritised.


CLINICAL PROGRAMMES

ONCOLOGY

TransMID{TM} (XR311)

TransMID{TM} is a modified diphtheria toxin conjugated to transferrin for the treatment of high-grade glioma (brain tumours). The diphtheria toxin gains entry to the tumour cell when the transferrin to which it is attached binds to transferrin receptors on the surface of the cells. Transferrin receptors are particularly prevalent on rapidly dividing cells, as their usual function is to mediate the transport of iron into cells for growth. The high level of transferrin receptor expression on glioma cells by comparison with the surrounding healthy brain cells makes transferrin an ideal targeting mechanism for the diseased cells. Once inside a cell the diphtheria toxin interferes with protein synthesis, ultimately killing the cell.

TransMID{TM} is pumped directly into the brain tumour via two catheters using CED (Convection Enhanced Delivery - licensed from the National Institute of Health, US). CED greatly enhances the distribution of drugs through the tumour mass and produces high local concentrations of drug. Since TransMID{TM} is infused directly into the tumour, it circumvents the usual obstacle presented to drug delivery to the brain by the blood-brain barrier and this local administration technique also reduces systemic side effects.

The Directors believe that TransMID{TM} has demonstrated impressive results in Phase I and Phase II clinical trials. In a Phase II study, conducted at nine centres, a 50% or greater reduction in tumour volume was noted in 35% of evaluable patients (n=34), which translated into an improvement in overall survival time, with the median survival time for all 44 patients treated in the study reaching 37 weeks. The increase in life expectancy for those who did respond to the drug was significantly higher, with a median survival time for responders of 70 weeks. This compared to 27 weeks for those who did not respond, which is in line with the average life expectancy for patients treated with the current best standard of care.

Plans to progress TransMID{TM} into Phase III trials in adults with recurrent and/or progressive non-resectable glioblastoma multiforme have been agreed with the FDA. SPA approval is being sought from the FDA for two Phase III trials, and part of the proceeds from the Offerings will be used immediately to fund the first of these trials. If the first trial shows positive results, the Group intends to select an appropriate partner for the North American market to fund the second Phase III trial. The Group will require funding to commence the Phase III trials of TransMID{TM}.

The Xenova Group has exclusive licences to intellectual property relating to TransMID{TM} under an agreement with Amersham, which originally licensed the rights from NIH, the original inventor. Xenova is in advanced discussions with both NIH and Amersham with respect to amending the commercial terms of these licences. If successful these discussions are expected to have the effect of increasing the Xenova Group's potential overall share of market revenues of TransMID{TM}.

TransMID{TM} is currently licensed to Sosei in Japan, Nycomed in Europe, Medison in Israel and Ranbaxy in India. Following completion of the acquisition of KS Biomedix, Xenova is in discussions with Nycomed regarding the ongoing terms of its licensing arrangements with Nycomed. Rights to TransMID{TM} in the Americas have been retained by the Group.


Tariquidar

Discovered by Xenova, tariquidar is a potent small-molecule inhibitor of the P-glycoprotein pump, which is being developed for the treatment of multidrug resistance (MDR) in cancer.

In August 2001, Xenova signed an exclusive licence agreement with QLT for the development and marketing of tariquidar in the United States, Canada and Mexico. Xenova retains substantially all rights to commercialise tariquidar in Europe and the Rest of the World.

In June 2002 patient enrolment in two pivotal Phase III clinical trials was begun using tariquidar as an adjunctive treatment in combination with first-line chemotherapy for NSCLC (non-small-cell lung cancer) patients.

On 12 May 2003, QLT announced that the Phase III trials would be stopped following a recommendation from the DSMC, which had completed the un-blinded interim review of the data for the two ongoing trials. At the time of the announcement it was stated that a detailed review of the unblinded clinical data on the patients in the Phase III trails would occur, and that decisions concerning the further development of tariquidar in oncology would be made by QLT and Xenova following this review. The evaluation is continuing and Xenova and QLT anticipate a decision on future strategy in the next few months. The US National Cancer Institute (NCI) has expressed an interest in pursuing further clinical studies of tariquidar.

Data from the 304 patients already enrolled into these Phase III studies represents the largest collection of efficacy and safety data from a randomised, placebo-controlled study of a third generation P-gp inhibitor, and may offer valuable insight into the potential for tariquidar in NSCLC or other indications.

On 23 July 2003, QLT announced that enrolment in a Phase IIb trial using tariquidar as an adjunctive treatment to chemotherapy for patients with chemo-refractory breast cancer, which was being carried out at the MD Anderson Centre, Texas, had been sufficiently completed on 17 patients. Preliminary data on the first 11 patients was presented in a poster at this year's ASCO meeting. The data showed that one patient had experienced a partial response after tariquidar was used as an adjunctive treatment to the chemotherapy to which the patient had not been previously responding. In addition to the partial response, three patients showed stable disease after the second cycle of treatment and one continued to be stable at the end of cycle four. QLT will not be enrolling new patients in this trial.


XR11576, XR5944, XR11612

These compounds are novel DNA targeting (cytotoxic) agents whose mode of action was originally thought to involve dual inhibition of topoisomerases I and II. It is now believed that they have a novel mechanism of action.

In preclinical studies, XR11576 has been shown to be highly potent as a cytotoxic agent in both parental and MDR cell lines. In vivo, it has been shown to display good potency when compared to existing therapies and has good oral bioavailability. XR11576 entered Phase I clinical trials in February 2002. These open label trials are being carried out at centres in the UK and the Netherlands and comprise multiple ascending oral doses in patients with solid tumours. Patients are being monitored for safety, tolerability, pharmacokinetics and anti-tumour activity. XR11612 remains in preclinical development as a backup.

In preclinical studies, XR5944 has demonstrated highly potent cytotoxic activity, both in vitro and in vivo, against a number of human tumour models. In human tumour xenograft models, treatment with XR5944 caused both partial and complete regression of large established tumours without concomitant weight loss indicating excellent efficacy with minimal toxicity. In July 2003, Xenova announced the start of a Phase I clinical trial of XR5944. The Phase I clinical trial is an open label, dose-escalation study in adult patients with advanced
solid   tumours   to   evaluate   the

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safety and tolerability,  as well as pharmacokinetic  properties of XR5944. The study will be conducted at three centres in the UK and will include approximately 40 patients.

On 19 November 2003 Xenova announced the publication of new research into the mechanism of action of XR5944 (MLN944). This research, which was presented at the meeting of the annual AACR-NCI-EORTC International Conference (Boston 17-21 November 2003) supports the conclusion that XR5944 is a novel DNA/RNA targeting agent and that its mechanism of action is distinct from current cytotoxic agents.

In December 2001, Xenova entered into an agreement with Millennium for the development and North American marketing of XR11576, XR11612 and XR5944. Xenova received an upfront payment of US$11.5 million ({pound-sterling}6.8 million) and will receive substantial future milestone payments and significant royalties following the achievement of specific development and sales goals. Xenova retains substantially all commercialisation rights for all products arising from the collaboration outside the United States, Canada and Mexico. Xenova retains responsibility for development of the compounds, which have been funded by Millennium since 2003. The collaboration provides for an agreed level of funding up to US$20 million ({pound-sterling}11.8 million), to the end of Phase II clinical trials.


XR303

XR303 is the first radioimmunotherapy product utilising a super high affinity chimaeric (human-sheep) monoclonal antibody to be evaluated in man. It was developed using the Xenova Group's proprietary sheep monoclonal antibody technology, that binds to CEA (Carcinoembryonic antigen), which is widely expressed on solid tumours. The antibody is used to deliver radionuclide, Iodine-131, to the tumour. The intention is to deliver a dose of radiation to the tumour that is sufficient to kill tumour cells without causing damage to normal tissues.

A high affinity antibody should remain bound to its target for longer, with a consequent increase in the amount of antibody at the tumour relative to the blood. Prolonged binding at the tumour could permit a lower dose to be used, with a consequent reduction in side effects and cost of treatment.

XR303 has completed a Phase I imaging study in patients with metastatic colorectal cancer. This study, conducted in 10 patients, provided favourable results, with the tumours still clearly visible at 8 days as a result of the radiolabelled antibody remaining bound to the tumour surface. There were no drug related side effects.

In view of these favourable results, development of XR303 was also initiated as a therapeutic product for the treatment of pancreatic cancer, where the majority of tumours examined have been shown to express CEA. A Phase I/II dose escalation study in patients with non-resectable pancreatic cancer was commenced in October 2002, and is anticipated to complete in 2005.

In May 2003 both the European Commission and the FDA granted orphan drug designation to XR303 for pancreatic cancer.


TA-CIN and TA-HPV

TA-CIN is a therapeutic vaccine which is being developed for the treatment of cervical intra-epithelial neoplasia (cervical dysplasia), the name given to abnormal pre-cancerous cell growth in the area of the cervix. The cause of these abnormal cells is generally believed to be infection with human papillomavirus (HPV) and is part of the disease pathway that can lead to the development of cancer. As a result of screening programmes, there is a defined target population for a vaccine that can treat cervical dysplasia. Once a diagnosis of moderate to severe cervical dysplasia has been made, current treatment involves invasive procedures. TA-CIN employs a recombinant fusion protein derived from HPV 16, the strain of virus most closely associated with cervical cancer.

Preclinical tests conducted by the project team and collaborators at Leiden University, the Netherlands, demonstrated clear therapeutic and prophylactic effects of TA-CIN in an animal tumour model. This was followed by extensive preclinical development with TA-CIN and a Phase I trial was completed during 2000. TA-CIN specific antibody responses and positive T cell responses were seen in all of the cohorts receiving active vaccine.

TA-HPV is a vaccinia viral vector carrying inserted HPV genes, which is being developed to treat cervical cancer, the most serious of the conditions caused by the HPV virus. Phase I trials of TA-HPV provided immunogenicity and safety data. A series of physician-initiated Phase IIa trials was carried out at two centres in the UK. The results of one of these, in which TA-HPV was tested in 18 patients with high grade vulval intra-epithelial neoplasia (VIN 3), were presented in September 2001 at the 19th International Human Papillomavirus Conference. 44% of patients were judged to show an objective clinical response at six months and a further 22% showed significant symptom relief. Studies have found that 50% to 90% of VIN patients are HPV positive. The results of a further Phase IIa trial,

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

in 12 patients with HPV-positive ano-genital intra-epithelial neoplasia, were announced in March 2002 at a meeting of the British Society of Investigative Dermatology. The results were consistent with the data announced from the earlier trial with 42% of patients showing at least 50% reduction in total lesion diameter over 24 weeks, of whom one patient showed complete regression of her lesion. Overall, there was an average decrease in lesion size of 40%, with 83% of women showing some improvement.
Pre-clinical studies have demonstrated that a combination of TA-HPV and TA-CIN results in an immune response that is significantly stronger than that observed with either product alone. The start of a combined Phase II physician-sponsored open label "prime-boost" trial, targeting the treatment of HPV associated ano-genital intra-epithelial neoplasias, was announced in October 2001. This study was conducted on 29 women with HPV associated conditions at 3 centres in the UK.

The first results of this study were published on 14 April 2003 and indicated that the prime-boost strategy, using a combination of Xenova's TA-CIN and TA-HPV therapeutic vaccines is both safe and well tolerated and demonstrated clear clinical responses, even in women with long-standing disease.

Of the 26 patients meeting the entry requirements of the study, 15 (58%) showed evidence of symptomatic improvement, one (4%) had a complete response
(confirmed by histological examination and viral clearance) and in addition, five (19%) showed a partial response (defined as a lesion area reduction of 50% or greater), for an overall response rate in this study of 23%. Five patients (19%) were HPV16 negative at the end of the study.


DISC-GMCSF

GMCSF is a cytokine or cell-signalling molecule and a potent stimulator of immune responses. DISC-GMCSF is an immunotherapy product which uses Xenova's DISC (disabled infectious single-cycle) technology to deliver the GMCSF gene to tumour cells and is being developed to render these cells immunogenic. If immunogenic, these cells would stimulate a general attack by the immune system on cancer cells wherever they are in the body, and would therefore potentially destroy not only the cells in any primary tumour but also those cancer cells that may have migrated elsewhere in the body. It may also have the potential to provide the body with an immunological memory that could protect against subsequently recurring tumours. DISC-GMCSF is based on a disabled herpes virus.

Preclinical data relating to DISC-GMCSF was published in July 2001 and showed DISC-GMCSF to be safe with no adverse reactions reported. Preclinical studies have also shown DISC-GMCSF to have efficacy in models of breast and colorectal cancer.

The results of a Phase I trial for DISC-GMCSF were announced in June 2002. The dose-escalating safety study was carried out in a total of nine patients with metastatic melanoma at three centres in the UK.

DISC-GMCSF was injected directly into superficial lesions. The trial found DISC-GMCSF to be well tolerated. The DISC vector was shown to be localised at the site of injection and had not spread beyond the required therapeutic area, a key objective of the study.


HumaRAD

Acquired from Intracel, XR309 and XR310 are fully human monoclonal antibodies that bind to different sites on a proprietary antigen, CTA1. This antigen is present on a wide variety of tumours but has limited presence on normal tissue. XR309 and XR310 are radioimmunotherapies for the treatment of solid tumours, focusing on head and neck cancer and ovarian cancer respectively.

Two Phase I studies in head and neck cancer have been undertaken with XR309, involving a total of 18 patients with the objective of determining safety, biodistribution and pharmacokinetics. The antibody was injected directly into tumours to provide the maximum dose of radiation to the tumours while minimising side effects from systemic radioactivity. Data showed XR309 to be well tolerated and there were no drug-related serious adverse events. There was no immune reaction to the antibody and therapeutic doses of radioactivity were detected in the treated tumours for prolonged periods.

In ovarian cancer two imaging studies, involving 55 patients, have been undertaken with the XR310 antibody labelled with Technetium-99m. The antibody was well tolerated and the tumour sites were imaged, confirming specific localisation of the antibody.

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

ADDICTION

TA-CD

TA-CD is a therapeutic vaccine for the treatment of cocaine addiction and is designed to induce cocaine-specific antibodies which bind to cocaine in the blood, blocking its passage into the brain. The human physiological response to cocaine is therefore altered, reducing the behavioural reinforcement to cocaine abuse. In a preclinical model of cocaine self-administration, immunisation with an anti-cocaine antibody measurably reduced drug-seeking behaviour. To date, two clinical studies have been conducted to assess the safety and immunogenicity of TA-CD. In both studies, TA- CD was found to be well tolerated both locally and systemically. Antibody levels correlated both with the dose of vaccine given and with the number of vaccinations.

The successful results of a Phase IIa clinical trial, which was supported by NIDA, were announced in July 2001. Attenuation of the usual euphoric effect of cocaine was reported amongst patients who admitted using cocaine during the study, which provided anecdotal evidence of the benefit of TA-CD.

In April 2002 patient dosing began in an open label Phase IIa dose escalation trial for TA-CD designed to evaluate the safety and immunogenicity of TA-CD using a 4 or 5 dose vaccination schedule. The results of this second Phase IIa dose escalation trial were reported on 17 June 2003. Once again, the results showed the vaccine to be safe and well tolerated with a dose-related immune response. Of those 16 patients in the two Phase IIa studies who used cocaine at any time following vaccination, 14 reported a reduction of the usual euphoric effect normally associated with cocaine use, providing further anecdotal evidence of the vaccine's proposed mode of action. This study was funded in part by NIDA.

The start of a second Phase IIa trial for TA-CD was announced on 14 April 2003. The ten-patient open label trial is being conducted in the United States and is designed to evaluate the effect of TA-CD on behavioural changes associated with cocaine administration. Cocaine-dependent volunteers, specifically selected from those not seeking to quit, undergo psychological and physiological assessments whilst cocaine is administered under laboratory conditions. The effect of TA-CD is determined by comparing findings from before and after a four-dose immunisation course. This study is also being funded, in part, by NIDA.

On 24 October 2003, Xenova announced the start of the first randomised, placebo controlled Phase IIb clinical trial for TA-CD. The primary objective of this new study is to determine the efficacy of TA-CD in addicts seeking treatment for cocaine abuse, and to determine appropriate end-points for a Phase III study.

132 subjects, all of whom are methadone-dependent cocaine addicts being treated for drug dependency are being recruited into the placebo-controlled, randomised, double-blinded clinical study. Half the subjects will be treated with active TA-CD and half will be given a placebo. Subjects will be monitored three times a week to assess cocaine usage for a period of 20 weeks. Testing for cocaine metabolites in urine will continue for a period of up to nine months. Patients will also undergo medical examinations and blood tests for anti-cocaine antibodies to assess the immunogenicity of the dosing schedule. The trial, which is being supported by NIDA, is expected to last up to two years (depending upon the rate of recruitment) and will allow an objective assessment of the efficacy of the TA-CD vaccine against placebo.

The Directors are not aware of a competing product at any more advanced stage of development than TA-CD and therefore believe that Xenova could be the first to market a product of this type.


TA-NIC

TA-NIC is a therapeutic vaccine which is under development for the treatment of nicotine addiction. TA-NIC is designed to induce nicotine-specific antibodies. On smoking, nicotine enters the bloodstream where it is expected that it will encounter and bind to these antibodies. This nicotine-antibody complex is too large to cross the blood-brain barrier, so the pleasurable stimulus which usually accompanies smoking should be absent or reduced. It is anticipated that this would help smokers to break the habit and prevent relapse in ex-smokers.

TA-NIC entered a double-blind, randomised, placebo-controlled Phase I study in September 2001. Results of this study were announced in June 2002 and showed TA-NIC to be safe and well tolerated both systemically and locally and that the vaccine generated a specific anti-nicotine response. The trial was carried out in both smokers and non-smokers and is the first evaluation of an anti-nicotine vaccine in man. Xenova announced the start of a second Phase I clinical trial for TA-NIC on 8 October 2003. In this study approximately 60 smokers are being recruited into a double-blind, randomised, placebo-controlled trial the objective of which is to further establish safety and

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

tolerability, and to determine the vaccination dose and schedule required to induce the optimal anti-nicotine antibody response. Three different doses of the vaccine are being evaluated. The impact of vaccination on nicotine-induced changes in heart rate and skin temperature will also be monitored.


INFECTIOUS DISEASES

DISC-PRO

DISC-PRO is a prophylactic vaccine in development for the prevention of oro-labial and genital herpes. DISC-PRO is aimed at the prevention of symptomatic disease in adolescents or subjects who are sexually active (genital herpes disease) and children (oral-facial disease).

During 2000 a double-blind, placebo-controlled Phase I dose-escalation study was completed in 110 asymptomatic adults categorised according to their preimmunisation HSV serostatus. DISC-PRO was found to be very well tolerated and immunogenic. It is intended to seek a corporate partner ahead of entering Phase II/III clinical trials for the further development of this programme.


DISC-VET

DISC-VET is a programme to develop Xenova's DISC technology for the treatment of animal disease. DISC-VET is a vaccine designed for the prevention of infectious bovine rhinotracheitis, an upper respiratory tract infection in cattle caused by the Bovine Herpes Virus. DISC-VET is currently in development in partnership with Pfizer. DISC-VET has been shown to be both safe and to offer effective protection against disease symptoms. Pfizer entered DISC-VET into development in January 2001. Xenova's DISC vaccine technology is applicable to multiple disease targets including diseases which affect other animal species.

EARLY DEVELOPMENT PROGRAMMES

The Xenova Group has a broad pipeline of earlier stage development programmes and technologies. The majority of these early stage programmes have been de-prioritised, except where they are externally funded. Xenova is pursuing licensing opportunities for de-prioritised programmes.

Triomics - trimeric proteins that act as natural "scaffolds" to which other molecules can be attached at either or both ends, enabling greater concentration of therapeutic drugs to be achieved at the tumour site. This technology could provide a valuable new generation of multivalent products for the treatment of cancer with the potential for additional licensing opportunities. Presently, the Xenova Group retains an option until January 2004 to acquire a licence to the Triomics technology from ISIS Innovation, the technology transfer arm of Oxford University.

OX40/OX40L - a platform for creation of multiple product candidates targeting cancer and autoimmune disease. A partnership has been established with Celltech to develop an antibody-based product against OX40 for treatment of autoimmune disease. A further partnership with Genentech has been established for the research, development and worldwide marketing of products primarily targeting disorders of the immune system based on the OX40 receptor protein and anti-OX40L antibody programmes. In October 2003 novel findings relating to a research collaboration, involving the Xenova Group 0X40 technology and its potential for the treatment of influenza, were published by Imperial College, London, concluding that downregulation of the immune response, through blocking the 0X40-0X40 ligand interaction, could alleviate the symptoms of influenza, without affecting the ability to clear the virus.

PAI-1 inhibitor technology - a platform for the development of drugs targeting cancer and cardiovascular disease. Research in the cardiovascular area is being carried out in collaboration with Lilly.

MRP (Multi-Drug Resistance Protein) - a research programme at the lead optimisation stage, to find a drug candidate which inhibits MRP, a protein which expels small molecules (including several cytotoxic drugs) from cells.

VP22 technology - a novel technology for enhancing delivery of gene-based therapeutics, being developed under a joint venture, Phogen, with Marie Curie Cancer Care.

HIF-1 alpha - a research programme to identify a small molecule inhibitor of HIF-1 (Hypoxia Inducible Factor), which may have anti-cancer and anti-angiogenic activities.

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

MEN-B - a vaccine for the prevention of meningitis caused by meningococcal group B infections, carried out in collaboration with the Institute for Infections and Immunity, based at Nottingham University, currently at the lead evaluation stage.

XR304 - antibodies against a novel protein target (CEP) in ulcerative colitis with a potentially novel mechanism of action to prevent inflammation. The antibodies and CEP have been licensed from the University of Medicine and Dentistry of New Jersey.

XR113 - development of a potent new cancer therapy based on the Bcl-2 family of proteins that both inhibit and promote programmed cell death (apoptosis) with the National Institute of Neurological Disorders and Stroke (NINDS), part of the National Institutes of Health in the USA under a Cooperative Research and Development Agreement.

Ribosome display - identification by Discerna, a joint venture with Babraham, of new candidates to cancer targets. Ribosome display is a cell-free system for the rapid in vitro selection of proteins and peptides from large libraries (>10{12} members) by coupling proteins to their corresponding mRNA through the formation of stable protein-ribosome-mRNA complexes.

PATENT PROTECTION

Xenova works closely with the Group's patent attorneys to maximise patent protection for its research and development product portfolio. Whenever the Group believes that novel technical developments have been made, patent protection is considered immediately. The Xenova Group's general strategy with respect to patent applications is to file a priority application in the United Kingdom which forms the basis for subsequent patent applications filed in other jurisdictions where protection of the potential market for the product is considered appropriate.

The Xenova Group owns or co-owns or is exclusive licensee of over 53 families of patent applications and patents in various jurisdictions around the world.

TransMID{TM} technology platform and product candidates - The manufacture, use and delivery of transferrin-diphtheria toxin conjugates are protected by a number of patents. US5792458 (filed 1994) claims the use of conjugates targeted to the T3 antigen receptor, epidermal growth factor or the transferrin receptor and a method for the ex vivo treatment of graft versus host disease and for the selective killing of leukaemia cells; US5208021 (filed 1989) claims methods for preparing immunotoxins that comprise certain inactivated diphtheria toxins; CA1338818 (filed 1989) claims immunotoxins that comprise inactivated diphtheria toxin and their usage in the treatment of certain tumours; US5352447 (filed
1992) and US5728373 claim methods of treating tumours of the central nervous system. Patents are also held which claim: convection-enhanced drug delivery (US5720720, filed 1996); a method for protecting the vasculature against the effects of immunotoxins (Patent pending US/02/0016335, filed 2001); a process for the production of diphtheria toxin (Patents pending WP/00/50449/A1, EP1157034A1 and AU/00/28146A5) and recombinant human transferrin (US5986067, filed 1993 and US5026651 filed 1985 and patent pending CA103583AA, filed 1992).

XR5944 is protected by a family of patent applications which represents a class of novel DNA targeting agents, and by granted US patent No. 6,114,332. The European Patent Office has indicated that they will grant a European Patent, but actual grant has not yet occurred. The XR11576 series of compounds, which includes XR11612, represents a class of novel DNA targeting agents, and is protected by published PCT application WO 01/46/57.

Tariquidar is protected by a family of patent applications in a number of territories, deriving from an international patent application which claims novel compounds, a process for producing the compounds, pharmaceutical compositions containing them and their use as modulators of MDR.

DISC-PRO, which is being developed for prophylactic vaccination against herpes simplex virus infection, and veterinary herpes virus vaccines under development by Pfizer are protected, inter alia, by granted European patent EP 0 550 553, and by granted US patents 5,665,362 and 5,837,261.

DISC-GMCSF is protected by one further patent family, which concerns genetically disabled herpes virus vectors carrying for example a cytokine gene. This family is protected, inter alia, by published PCT application WO 96/26267. A US patent covering anti-tumour uses of Xenova's DISC-GMCSF has been issued (US 6287557), with further US applications pending.

TA-CIN is protected by two patent families (one licensed from Cancer Research Campaign Technology Ltd) which concern papillomavirus subunit vaccines. These families are protected, inter alia, by granted European patent EP 0592 480
(CRCT) and granted US patents 5,955,087 and 6,123,948 (Cantab). In addition, in relation to "prime-boost" combination vaccines involving TA-CIN and a virus vector vaccine, Xenova has exclusive rights in respect of a recent patent application held jointly by Xenova and a university covering certain "prime-boost" combinations of subunit vaccine and virus-vector vaccine for HPV.

OX40 and OX40L are protected by two patent families (licensed from Stanford University) concerning these immune-system proteins. The families are protected, inter alia, by granted US patent 5,821,332 and 6,156,878 (Stanford et al), and by published PCT application WO 95/21915 (and granted US patent 6,242,566).

VP22 (transport-protein) technology is protected by three main patent families (where Xenova holds a licence via Phogen, inter alia, for vaccine applications, in some cases under a head-licence from Marie Curie Cancer Care). These patent families are protected, inter alia, by published PCT applications WO 97/05265, WO 98/32866, and WO 98/42742, and granted US patents 6,017,735, 6184038, and
6251398.

TA-CD and TA-NIC are protected by two patent families (applied for or granted to Immulogic, and assigned or under assignment to the Xenova Group) which concern conjugate vaccines for use in treatments against addiction to nicotine and cocaine. These are protected, inter alia, by granted US patents US 5,876,727, US 5,773,003, US 5,840,307, US 5,760,184, and US 6,054,127, and
published PCT applications WO 96/ 30049 and WO 98/14216.

The XR334 series of compounds, which includes candidates in the PAI-1 project, are protected by 4 families of patents and patent applications in the field of thrombosis. The first family relates to their novel use as PAI-1 inhibitors. The applications have been granted in certain territories. The second family of patent applications relates to novel compounds, a process for producing the compounds and pharmaceutical compositions containing them. The third family of patent applications relates to a selected group of novel compounds, a process for producing them and pharmaceutical compositions containing them as well as their use as PAI-1 inhibitors. The final family of patent applications relates to novel compounds, a process for producing the compounds, pharmaceutical compositions containing them and their use as inhibitors of PAI-1. These applications have been granted in certain territories.

Antibody Patent Portfolio - Certain humanised high affinity monoclonal antibodies are protected by a European patent (EP0574461), granted in May 2000. An opposition was lodged in the European Patent Office against this patent: the proceedings are still pending. A corresponding US application is also pending.

Anti-Inflammatory Patent Portfolio - the Xenova Group holds a portfolio of patents claiming the use of small molecules (and combinations of small molecules) and antibodies for the treatment of various inflammatory conditions. Claims for the combination product XR301 are made in US6034122 (filed 1995), and Patent pending PCT/GB95/25487 (filed 1995). Claims for the small molecule product XR302 are made in US 5763479 (filed 1992) and Patent pending PCT/GB92/000196 (filed 1992) and EP0570414 (filed 1992) and for the small molecule XR308 (Patent pending PCT/GB02/ 02628, filed 2002). Claims relating to the use of anti-inflammatory antibodies (XR304) are made in US5869048 (filed
1996), and in Patents pending (PCT/US96/06589 and PCT/ US 99/06913, filed 1996 and 1999, respectively).

Ribosomal display and protein microarray technologies - A patent claiming the use of ribosomal complexes and their use for in vitro display and in the directed evolution of proteins has been granted in Australia and Notices of Allowance have been received from the US and European patent offices. A patent claiming functional protein arrays is in the national phase of filing and two complementary technology patents (GB03/06305.4 and GB03/11351.1) have also been filed.

Two of the Xenova Group's granted patents covering DISC virus vaccines have been the subject of interference proceedings which were decided in the Xenova Group's favour by the US Patent and Trademark Office Board of Patent Appeals and Interferences in successive decisions of May 2001, August 2001 and a final decision mailed in December 2001. Such Board's final decision terminated the proceedings and left the Xenova Group's patents in place. The parties to the proceedings entered into a settlement agreement in September 2001 pursuant to which each party has granted the other immunity from certain further proceedings in return for certain undertakings, including the payment of royalties on any future sales in the US of human HSV vaccines falling under the US patents involved in the interference.

                                    PART IV
                               OTHER INFORMATION


1   DIRECTORS AND EMPLOYEES

The names, ages and functions of the Directors are as follows:

John Bernard Haysom Jackson - Non-executive Chairman (74)

David Aufrere Oxlade - Chief Executive Officer (54)

Daniel Abrams - Chief Financial Officer (48)

John Waterfall - Development Director (56)

Peter Lewis Gillett - Non-executive Director (61)

Adrian Llewellyn Harris - Non-executive Director (53)

Thomas Ronald Irwin - Non-executive Director (68)

John Leonard Rennocks - Non-executive Director (58)

Michael David Young - Non-executive Director (64)

The business address of each of the Directors is 957 Buckingham Avenue, Slough, Berkshire SL1 4NL.


2   XENOVA AND ITS REGISTERED OFFICE

(A) Xenova was incorporated and registered in England on 19 March 1992 under the Act as a private company limited by shares with registered number 2698673 and with the name Trushelfco (No. 1796) Limited. On 22 May 1992, the name of the Company was changed to Xenova Group Limited. On 23 October 1992, the Company re-registered as a public limited company under the Act and changed its name to Xenova Group plc. The Company was floated on NASDAQ in 1994 and its Ordinary Shares were admitted to the Official List on 19 December 1996.

(B) Xenova's registered office and principal place of business is at 957 Buckingham Avenue, Slough, Berkshire SL1 4NL.

(C) Xenova is the holding company of the Xenova Group. The operations of the Xenova Group are currently carried out by its wholly-owned subsidiaries, Xenova Limited and Xenova Research Limited, by its subsidiaries KS Biomedix Limited, KS Avicenna Inc and by its joint ventures, Phogen Limited and Discerna Limited.


3   SHARE CAPITAL

(A) There have been no changes in the amount of Xenova's issued share capital in the three years preceding the date of this document other than those set out in this paragraph 4(A).

    Between 20 April 2001 and 5 October 2001, a total of 69,788,451 Ordinary Shares were issued to shareholders of Cantab in connection with the recommended offer by Xenova for Cantab. The consideration was 11 Ordinary Shares for every 7 shares held in Cantab.

    On 29 October 2002, 33,710,703 Ordinary Shares were issued to existing Xenova shareholders by way of an 8 for 33 rights issue at a price of {pound-sterling}0.325 per share.

    On 14 January 2003, 1,766,235 Ordinary Shares were issued to institutional investors at a price of {pound-sterling}0.385 per share pursuant to a placing arranged by Nomura in connection with the purchase of certain rights from Immulogic.

    Between 25 September 2003 and 25 November 2003, a total of 69,348,609 Ordinary Shares were issued to shareholders of KS Biomedix in connection with the recommended offer by Nomura on behalf of Xenova for KS Biomedix. The consideration was 1.0714 Ordinary Shares plus deferred consideration for every share held in KS Biomedix. The deferred consideration entitles each person who sold their shares in KS Biomedix pursuant to the offer to receive, in respect of each KS Biomedix share, Xenova Shares to the value of 10p (based on the average closing price of Xenova Shares for the 20 days following announcement of marketing authorisation of TransMID{TM} in the US or EU) in the event that TransMID{TM} is commercially sold either in the EU or US markets.

    During the three years preceding 25 November 2003 (being the latest practicable date prior to publication of this document), the following Ordinary Shares were issued as a result of share options and warrants being exercised:


                                                     Number of    Exercise price
                                                      Ordinary         per share
    Date of Exercise                                    Shares               (p)
    22 January 2001                                      6,948              0.85
    16 February 2001                                     2,876              0.85
    13 March 2001                                          904              0.85
    19 April 2001                                          760              0.85
    19 July 2001                                           104              0.85
    14 November 2001                                     1,660              0.85
    16 January 2002                                     10,000              0.32


(B) At the Extraordinary General Meeting, resolutions will be proposed to sub-divide, convert and redesignate each issued Existing Ordinary Share into one New Ordinary Share and nine Deferred Shares and sub-divide each authorised but unissued Existing Ordinary Share into ten New Ordinary Shares.

(C) The authorised share capital of Xenova at the date of this document is {pound-sterling}40,000,000 divided into 400,000,000 Ordinary Shares, of which 243,882,197 Ordinary Shares are in issue on 25 November 2003 fully paid or credited as fully paid and 156,117,803 Ordinary Shares remain unissued.

(D) Immediately following the Offerings the authorised share capital of Xenova will be {pound-sterling}40,000,000; divided into 1,805,060,227 New Ordinary Shares of which 431,483,887 will be issued and fully paid or credited as fully paid and 2,194,939,773 Deferred Shares, all of which will be issued and fully paid. In addition, there will be 56,280,507 Warrants in issue. Of the balance of the unissued share capital amounting to 1,373,576,340 New Ordinary Shares (representing approximately 76% of the then authorised New Ordinary Share capital of Xenova), 7,210,083 New Ordinary Shares will be reserved for issue pursuant to the outstanding options granted under the Share Option Schemes. In addition, 42,016 New Ordinary Shares will be reserved for issue pursuant to other outstanding options and Warrants, as set out in paragraph 4(F) and warrants over Class E Shares in MetaXen as set out in paragraph 4(G), and 56,280,507 New Ordinary Shares will be reserved for issue upon exercise of the Warrants. The number of New Ordinary Shares so reserved for issue upon exercise of the Warrants are subject to adjustment in certain circumstances, further details of which are set out in Part IV of this document. 42,000 New Ordinary Shares will be reserved for issue in accordance with the compulsory acquisition procedures in connection with the acquisition of KS Biomedix.

    In addition, following the Capital Reorganisation but before the Capital Reduction, there will be 2,194,939,773 Deferred Shares of 1p each in issue which will be cancelled following the Capital Reduction.

(E) The following table sets out details of options to subscribe for Ordinary Shares outstanding as at 25 November 2003 (being the latest practicable date prior to publication of this document) under the Share Option Schemes (all of which were granted for no consideration):

                                                     Exercise
                                                    price per
    Number of Ordinary Shares                           share                       Exercise period
    40,700                                          335 pence     23 December 1997-22 December 2004
    48,995                                          234 pence           9 August 1998-8 August 2005
    5,150                                           272 pence         4 October 1999-3 October 2006
    40,000                                          272 pence         4 October 1999-3 October 2006
    92,788                                          208 pence           13 March 2001-12 March 2008
    8,875                                           338 pence             23 June 2000-22 June 2007
    44,562                                          338 pence             23 June 2002-22 June 2007
    14,423                                          208 pence           13 March 2001-12 March 2008

                                                     Exercise
                                                    price per
    Number of Ordinary Shares                           share                       Exercise period
    14,000                                           45 pence     18 November 2001-17 November 2008
    160,000                                          32 pence     15 December 2001-14 December 2008
    40,000                                           32 pence     15 December 2003-14 December 2008
    25,640                                          117 pence               27 May 2002-26 May 2009
    74,360                                          117 pence               27 May 2002-26 May 2009
    37,000                                           88 pence         17 August 2002-16 August 2009
    155,000                                          88 pence         17 August 2001-16 August 2009
    107,913                                          10 pence             13 July 2003-12 July 2010
    533,580                                          10 pence       18 October 2004-17 October 2011
    55,594                                           87 pence     20 December 2002-19 December 2009
    171,406                                          87 pence     20 December 2002-19 December 2009
    232,000                                          77 pence             13 July 2005-12 July 2010
    54,027                                          111 pence     18 December 2003-17 December 2012
    183,973                                         111 pence     18 December 2003-17 December 2012
    125,704                                          92 pence           1 December 2003-31 May 2004
    537,752                                          48 pence             11 July 2004-10 July 2011
    25,890                                           48 pence             11 July 2004-10 July 2011
    79,050                                           48 pence             11 July 2006-10 July 2011
    62,500                                           48 pence         16 August 2004-15 August 2011
    376,100                                          48 pence         16 August 2004-15 August 2011
    292,400                                          48 pence         16 August 2006-15 August 2011
    107,700                                          41 pence     18 December 2004-17 December 2011
    368,700                                          41 pence     18 December 2004-17 December 2011
    139,600                                          41 pence     18 December 2006-17 December 2011
    445,452                                          49 pence          1 June 2005-30 November 2005
    231,800                                          50 pence             20 June 2005-19 June 2012
    13,860                                           50 pence             20 June 2005-19 June 2012
    16,750                                           50 pence             20 June 2007-19 June 2012
    46,768                                           49 pence     1 September 2005-28 February 2006
    167,500                                          38 pence   12 September 2005-11 September 2012
    52,500                                           38 pence   12 September 2007-11 September 2012
    415,071                                          10 pence       28 October 2005-27 October 2012
    1,162,500                                        31 pence       6 December 2005-5 December 2012
    402,500                                          31 pence       6 December 2007-5 December 2012


(F) The  following  table  sets  out  details of other outstanding  options  to subscribe for Ordinary Shares (all of which were granted for no consideration) as at 25 November 2003 (being the latest practicable date prior to publication of this document):

                              Number of              Exercise
                               Ordinary             price per
    Name of optionholder(1)      Shares                 share                       Exercise period
    S Kaye                        7,500  {pound-sterling}0.88         17 August 2002-16 August 2009
    M Waterfield                  5,000  {pound-sterling}1.05                 5 May 2002-5 May 2009
    P Workman                     5,000  {pound-sterling}0.88         17 August 2002-16 August 2009
    H Newell                      5,000  {pound-sterling}0.88         17 August 2002-16 August 2009
    D Williams                    5,000  {pound-sterling}1.05                 5 May 2002-5 May 2009


    (1) The above are members of the Scientific Advisory Board of Xenova.

    The above options lapse if they are not exercised within six months of the optionholder ceasing to be a consultant to the Company, unless the Board resolves otherwise.

(G) The following are holders of warrants over Class E shares in MetaXen (which may be converted into warrants over Ordinary Shares in Xenova):

                                  Number of
                                    MetaXen    Exercise price
    Name of warrantholder          shares(1)        per share                       Exercise period
    MMC/GATX Partnership No. 1       14,516             $7.25           5 November 2002-1 July 2007


    (1) The maximum number of Ordinary Shares which may be issued pursuant to exercise of these warrants is 14,516.

(H) The following table shows the closing middle market price for an Ordinary Share as derived from the Daily Official List for (a) the first dealing day in each of the six months prior to the date of this document and (b) latest practicable dealing day before publication of this document:

                                                                          Market
    Date                                                               value (p)
    2 June 2003                                                            11.75
    1 July 2003                                                             11.5
    1 August 2003                                                          12.75
    1 September 2003                                                       10.75
    1 October 2003                                                          12.5
    3 November 2003                                                        14.25
    25 November 2003                                                        12.5


(I) Except as disclosed in this paragraph 4 or in paragraph 7 below, no share or loan capital of the Company or any member of the Xenova Group is under option or agreed conditionally or unconditionally to be put under option.

(J) At an Extraordinary General Meeting to be held on 22 December 2003, a special resolution will be proposed:

    (a) to sub-divide, convert and redesignate each issued Existing Ordinary Share into one New Ordinary Share and nine Deferred Shares;

    (b) to sub-divide each of the unissued Existing Ordinary Shares into ten New Ordinary Shares;

    (c) generally and unconditionally to authorise the Directors (for the purposes of Section 80 of the Act) to exercise all powers of the Company to allot relevant securities (as defined in Section 80 of the Act) up to an aggregate nominal amount of {pound-sterling}3,170,469 (representing approximately 130 per cent of the issued Existing Ordinary Shares of the Company as at 25 November 2003). This authority will lapse on the earlier of the date which is fifteen months after the date this resolution is passed and the next annual general meeting of the Company.

    (d) to empower the directors of the Company pursuant to Section 95 of the Act to allot equity securities (within the meaning of Section 94(2) of the Act) pursuant to the authority conferred by the resolution in (c) above as if Section 89(1) of the Act did not apply to such allotment, provided that this power shall be limited to the allotment of the Offer Shares and Warrants in connection with the Offerings or other pre-emptive issues in favour of the holders of ordinary shares in the capital of the Company subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange or otherwise up to an aggregate nominal amount of {pound-sterling}121,941 (representing approximately 5 per cent. of the Company's total number of issued Existing Ordinary Shares as at 25 November 2003); and shall expire upon the expiry of the authority contained in (c) above.

    (e) The provisions of section 89(1) of the Act confer on shareholders rights of pre-emption in respect of the allotment of equity securities (as defined in section 89(2) of the Act) which are, or are to be, paid up in cash and apply to the authorised but unissued share capital except to the extent disapplied by a special resolution of shareholders.

4   SHARE OPTION SCHEMES

Xenova has established five share option schemes, the Xenova Limited 1988 Share Option Scheme, the Xenova Group 1992 Share Option Scheme, the Xenova Group 1996 Share Option Scheme, the Xenova Group 1996 Savings Related Share Option Plan and the Xenova Deferred Share Bonus Plan. Both the 1992 Scheme and the 1996 Scheme are divided into three sub-schemes, in each case one of which is approved or capable of approval by the Inland Revenue under Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), formerly Schedule 9 to the Income and Corporation Taxes Act 1988 ("the Taxes Act"), and referred to in this document as the CSOP Code, and the other two of which are unapproved.

Prior to the reorganisation of the Xenova Group in 1992, options were granted under the 1988 Approved Plan to certain executive officers and employees of Xenova Limited. All of the options were granted between 8 August 1988 and 28
May 1992. As part of the reorganisation, the 1988 Approved Plan was discontinued (without prejudice to options already granted) and holders of options under the 1988 Approved Plan exchanged their options to purchase shares in Xenova Limited for options to purchase shares in Xenova.

Since Xenova's admission to the Official List, the Company has adopted the 1996 Scheme, the Savings Related Scheme and the Xenova Deferred Share Bonus Plan. Options already in issue under the 1988 Approved Plan and the 1992 Scheme will remain outstanding but it is intended that no more options will be issued under either the approved or unapproved parts of the 1992 Scheme except for options to be granted pursuant to the existing MetaXen contractual obligations referred to in paragraph (B) below.

There is power under the existing schemes to make adjustments to the schemes after each of the capital Reorganisation and the Offerings. Following the Capital Reorganisation consideration will be given to any adjustments that may be required in accordance with the rules of the Share Option Schemes to existing awards. The Board currently intends that any such changes will be made once all the Offerings and Capital Reorganisation are complete.

In addition, some options have been granted outside the schemes to certain consultants and directors.


(A)   The Xenova Limited 1988 Share Option Scheme

Options granted under the 1988 Share Option Scheme entitle participants to subscribe for shares at an exercise price which is not less than the market value of a share at the date of grant as determined by the Board and agreed with the Inland Revenue (or {pound-sterling}15.07 if greater). Options are non-transferable except in the case of the death of a participant in which case a personal representative is entitled (subject to certain prohibitions) to exercise such options within 12 months from the date of the participant's death. Options granted are normally exercisable between three years and ten years after the date of grant. Options expire on the termination of the employment of the participant other than by reason of death, injury, disability, redundancy, retirement at or after age 60 or in other circumstances at the discretion of the Board. Exercise is allowed in the event of an amalgamation, reconstruction, or take-over of the Company. Alternatively options may, with the agreement of the acquiring company, be exchanged for options over shares in the acquiring company or a company associated with the acquiring company. Options may also be exercised in the event of the voluntary winding-up of the Company.

In the event of any increase or variation in the ordinary share capital of the Company by way of capitalisation or otherwise, the number of shares subject to any option and the price upon the exercise of any option may be adjusted by the Board provided that the adjustment is confirmed in writing by the auditors of the Company to be fair and reasonable in their opinion and it is approved by the Inland Revenue.

No further options can be granted under this Scheme.


(B)   The Xenova Group 1992 Share Option Scheme

The terms of the 1992 Share Option Scheme are in all material respects identical to the 1988 Share Option Scheme except as herein stated.

(i)   The No. 1 Scheme

      This sub-scheme is approved by the Inland Revenue under Schedule 3 to ITEPA (the CSOP Code).

(ii)  The No. 2 Scheme

      Options under the No. 2 Scheme are subject to a performance target, the attainment of which will normally be a condition precedent to the right to exercise. Where options become exercisable before the usual exercise period, then the option may be exercised either in accordance with the extent to which performance targets have been satisfied as at the relevant date or at the discretion of the Board in full.

(iii) The No. 3 Scheme

      The No. 3 Scheme is designed to enable the Board to grant options over Xenova's shares pursuant to an Exchange Rights Agreement dated 4 September 1996 and entered into between Xenova and MetaXen. Holders of options over shares in the capital of MetaXen will be able to exchange those options for options over shares in the capital of Xenova. Such options will be granted on substantially the same terms as the original options over shares in the capital of MetaXen including performance criteria.


(C)   The Xenova Group 1996 Share Option Scheme

The 1996 Share Option Scheme is divided into three parts, one of which has been approved by the Inland Revenue under Schedule 3 to ITEPA (the CSOP Code); the other two parts are not capable of such approval.

The 1996 Share Option Scheme is administered by the Board. All employees and full-time salaried executive directors of the Company and participating subsidiaries (who are not within two years of their normal retirement date) are eligible to be nominated for participation in the 1996 Share Option Scheme at the invitation of the Board, which has a discretion in selecting the persons to whom options are to be granted and (subject to the limits set out below) in determining the number and terms of options to be so granted.

Options may normally only be granted in the six weeks following the announcement of the interim or final results of the Company. No payment is required for the grant of an option. No further options may be granted after the tenth anniversary of the date of the first grant of options under the 1996 Share Option Scheme.

Options, which are not transferable, entitle the recipient to acquire (either by purchase or by subscription) Ordinary Shares at an exercise price determined by the Board. The exercise price may not be less than the average of the middle market quotations of an Ordinary Share as derived from the Official List for the dealing day immediately prior the date of grant, or where the option is granted pursuant to an invitation and the invitation so specified, the date of the invitation.

The maximum number of new Ordinary Shares over which an individual participant may be granted an option to subscribe on any date is subject to the following limits:

(i)   in the  approved  part  the  maximum  number  may not  exceed  the  limit
      specified   in   Schedule  3  to  ITEPA   (the  CSOP   Code)   (currently
      {pound-sterling}30,000);

(ii) in both the approved part and the No. 1 non-approvable part the maximum number, when added to those shares in respect of which a participant has been granted options to subscribe in the previous ten years under discretionary option schemes operated by the Company (including the scheme), is limited so that the aggregate cost of exercise does not exceed four times a participant's annual pay;

(iii) in the No. 2 non-approvable part the maximum number, when added to those shares in respect of which a participant has been granted options to subscribe in the previous five years under discretionary option schemes operated by the Company (including the scheme), is limited to eight times a participant's annual pay of which any options in excess of four times annual pay must be granted by way of super options (see below).

Options granted prior to the admission of Xenova to the Official List are excluded for the purpose of these limits.

When granted any option, the Board may in the approved part, and must in the non-approvable parts, make it subject to a performance target the attainment of which will normally be a condition precedent to the right to exercise. Subject to this, options are normally exercisable not earlier than three years, or in the case of super options (options which are subject to significantly more demanding performance targets than other options), not earlier than five years, and not later than ten years after their grant. Options may, however, be exercised earlier in certain circumstances following the termination of the employment of a participant. Early exercise is also possible in the event of a change in control, a reorganisation or an amalgamation of Xenova. The terms of options may be adjusted in the event of certain changes in the Company's capital.

The number of shares which may be acquired by subscription under the 1996 scheme is limited so that in any ten year period not more than 10% of the equity share capital of the Company may be allocated under all employee share incentive schemes of the group. (Further "flow through" limits on the number of shares which may be acquired by subscription under the 1996 Scheme were removed pursuant to a resolution of the shareholders passed at a general meeting held in October 2002. However, these additional limits continue to apply to options granted under the approved section of the 1996 Scheme pending the approval of the Inland Revenue to this change to the rules.)

For the purposes of this limit, options which lapse, by reason of non-exercise or otherwise or which are satisfied by the payment of cash or the transfer of shares, cease to count. Options granted prior to the admission of Xenova to the Official List are excluded.


(D) The Xenova Group 1996 Savings Related Share Option Plan

The Savings Related Share Option Plan has been approved by the Inland Revenue under ITEPA (the SAYE Code).

The Savings Related Share Option Plan, which is administered by the Board, is open to all UK employees and full-time Directors of the Company and participating subsidiaries with such fixed period of continuous service (not being in excess of five years) as the Board may specify. The Board has discretion to permit other employees (including salaried directors) to participate.

Whenever the Savings Related Share Option Plan is operated, each eligible employee is given the opportunity to apply for an option to acquire (either by purchase or by subscription) Ordinary Shares, the total exercise price of which does not exceed the monthly contributions and bonus repayable under the save as you earn contract (the "SAYE contract") to be entered into as a condition of the grant of the option. The aggregate monthly contribution payable by an employee under all SAYE (Save As You Earn) contracts may not exceed that from time to time allowed by ITEPA, currently {pound-sterling}250.

Invitations may normally only be issued to eligible employees within the period starting three weeks before and ending six weeks after the announcement of the interim or final results of the Xenova Group. No payment is required at the grant of an option. No further options may be granted after the tenth anniversary of the first grant of options under the Savings Related Scheme. Options are non-transferable.

The exercise price per Ordinary Share will be determined by the Board. The exercise price may not be less than an amount equal to 80% of the average of the middle market quotations of an Ordinary Share as derived from the Official List for any three consecutive dealing days (as selected by the Board) falling within the period of six weeks following the announcement of the interim or final results of the Xenova Group and beginning no earlier than 30 days (or 40 days in specified limited circumstances) prior to the date of grant.

In normal circumstances an option may only be exercised while the participant remains employed within the Xenova Group and then only during the period of six months starting with the date on which the bonus under the related SAYE contract is first payable, that is the third, fifth or seventh anniversary of the start of the SAYE contract as selected by the participant when applying for the option. Earlier exercise is permitted in certain circumstances where the participant's employment terminates or in the event of a change of control, a reorganisation or an amalgamation of Xenova. The terms of options may be adjusted in the event of certain changes in the Company's capital.

The Savings Related Share Option Plan is subject to the following limits on the number of shares which may be acquired by subscription:

(i) in any ten year period not more than 10% of the equity share capital of the Company may be allocated under all employee share incentive schemes of the Group;

(ii) in any five year period not more than 5% of the equity share capital of the Company may be allocated under all employee share incentive schemes of the Group.

The Company's shareholders passed a resolution at a general meeting held in October 2002 to remove the second of these limits. This amendment to the rules will take effect once Inland Revenue approval for the change has been received.

For the purposes of these limits options which lapse, by reason of non-exercise or otherwise or which are satisfied by the payment of cash or the transfer of shares, cease to count. Options granted prior to the admission of Xenova to the Official List are excluded.

(E) The Xenova Deferred Share Bonus Plan

All the employees and executive directors who are obliged to work at least 25 hours a week of the Xenova Group are eligible for grants of options under the Deferred Share Bonus Plan, at the discretion of the Company's remuneration committee (in practice only directors and senior employees have been granted such options). Options may usually only be granted within six weeks of the approval of amendments to the Plan by the Company in general meeting, or on 1 March each year (or, if later, within 10 days of the announcement by Xenova of its preliminary results for any year). No further options may be granted after the tenth anniversary of the approval of the Deferred Share Bonus Plan by the Company in general meeting.

Grants of options may only be made to recipients who first agree to invest part of their most recently declared annual bonus in shares in the Company ("Qualifying Shares"). Options, which are non-transferable, entitle the recipient to acquire (either by purchase or subscription) shares in the Company at an exercise price which, in the case of a right to subscribe for shares, shall be the nominal value of such shares, and in other cases shall be nil.

The maximum number of shares over which options may be granted to any individual in the course of a single financial year of the Company is calculated as follows:

(i) take the amount paid by him out of his annual bonus for the previous year to acquire Qualifying Shares (provided this shall be 0%, 20%, 25% or 30%, as selected by the participant, of the bonus net of income tax);

(ii) depending on the participant's grade at the date of grant and the level of bonus used to purchase Qualifying Shares, the maximum number of shares over which options may be granted will be as follows:

      Grade                           Percentage of net bonus used to   Maximum number of shares over
                                                buy Qualifying Shares            which option granted
      CEO                                                          20                         630,000
                                                                   25                         945,000
                                                                   30                       1,260,000
      Other Executive Director                                     20                         315,000
                                                                   25                         472,500
                                                                   30                         630,000
      Other Executive Team Member                                  20                         157,500
                                                                   25                         236,250
                                                                   30                         315,000

Options are normally exercisable not earlier than three years and not later than ten years after their grant. Options may, however, be exercised earlier in certain circumstances following the termination of the employment of a participant. Early exercise is also possible in the event of a change in control of Xenova. The terms of options may be adjusted in the event of certain changes in the Company's capital.

An option may not be granted under the Deferred Share Bonus Plan if it would cause the number of shares in the Company issued pursuant to options granted under that scheme and any other employee share option scheme adopted by the Company in the previous 10 year period to exceed 10% of the Company's issued ordinary share capital. For the purposes of this limit shares issued in respect of options granted prior to the Company's admission to the Official List shall be disregarded.


5     SUMMARY  OF  CERTAIN   PROVISIONS  OF  THE  MEMORANDUM  AND  ARTICLES  OF
      ASSOCIATION OF XENOVA

(A)   Memorandum of Association

The Memorandum of Association of Xenova provides that its principal objects include the carrying on of the business of a holding and investment company. The objects of Xenova are set out in full in clause 4 of the Memorandum of Association which is available for inspection at the address specified in paragraph 16 below.

(B)   Articles of Association

The following is a summary of certain provisions of the Articles of Association (the rights contained within these provisions attach to the Existing Ordinary Shares and the New Ordinary Shares with which the Offer Shares will rank pari passu in all respects when unconditionally issued and fully paid):

(1)   Rights attaching to shares

(i) Voting rights - subject to any special terms as to voting, every member present in person at a general meeting has upon a show of hands one vote, and every member present in person or by proxy has upon a poll one vote for every {pound-sterling}0.10 of nominal share capital held by him (Art. 1(C)). Unless the board otherwise decides, voting rights may not be exercised by a member who has not paid to the Company all calls and other sums then payable by him in respect of shares in the Company (Art. 70), or by a member who has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under the Act (Art. 1(D)).

(ii) Dividends and other distributions - the Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the board (Art. 113). There is no fixed date on which an entitlement to dividends arises. The board may pay interim dividends, and also any fixed rate dividend, according to the financial position of the Company. If the Board acts in good faith, it is not liable to holders of shares with preferred rights for losses arising from the payment of interim dividends on other shares (Art. 114).

      The board may withhold payment of all or any part of any dividends or other moneys payable in respect of the Company's shares from a person with a 0.25% interest (as defined in Art. 1(D)) in those shares or any class thereof if such a person has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under the Act (Art. 1
      (D)(vii)(b)).

      Except insofar as the rights attaching to or the terms of issue of any share otherwise provide, all dividends will be apportioned and paid pro rata according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid. Dividends may be declared or paid in any currency (Art. 115).

      The board may, if authorised by an ordinary resolution of the Company, offer ordinary shareholders in respect of any dividend the right to elect to receive Ordinary Shares by way of scrip dividend instead of cash (Art.
      122).

      Any dividend unclaimed after a period of 12 years from the date when it becomes due for payment will be forfeited and revert to the Company (Art.
      120).

      The Company may stop sending dividend warrants by post in respect of any shares if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or (ii) one payment remains uncashed or is returned undelivered and reasonable inquiries have failed to establish any new address of the registered holder (Art. 119). The Company must resume sending warrants if the holder claims the arrears (Art. 119).

      In the event of a liquidation, the liquidator, may with the consent of a special resolution of the Company, either divide among the members the whole or any part of the assets of the Company and determine how the division shall be carried out as between the members, or vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator shall think fit; but in any event no member shall be compelled to accept any shares or other assets on which there is any liability (Art. 135).


(2)   Transfer of shares

Any member may transfer all or any of his certified shares by an instrument of transfer in any usual form or in any other form which the board may approve (Art. 33(b)) or may transfer all or any of his uncertified shares by means of a relevant system in the manner provided for by the Regulations (Art. 33(a)). In the case of certificated shares, the instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee. In the case of both certified and uncertified shares, the transferor is deemed to remain the holder until the transferee's name is entered in the register (Art. 34). The board may decline to register any transfer of any share which is not a fully paid share (Art. 35), although the Company has given an undertaking to the UKLA that this right will not be used in circumstances in which it might prevent dealings in the shares from taking place on an open and proper basis. The board may also decline to register a transfer of a certificated share unless the instrument of transfer:

(i) is lodged with the Company accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may require;

(ii)  is in respect of only one class of share; and

(iii) if to joint transferees, is in favour of not more than four such transferees (Art. 36(B)).

However, the Company may only decline to register a transfer of an uncertificated share in the circumstances set out in the Regulations (see above) and where, in the case of a transfer to joint holders, the number of joint holders exceeds four (Art. 36(A)).

The board may decline to register a transfer of the Company's shares by a person with a 0.25% interest (as defined in Art. 1(D)) in those shares or any class thereof if such a person has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under the Act unless the transfer is shown to the board to be pursuant to an arm's length sale (as defined in Art. l(D)(vii)).


(3)   Alteration of share capital

The Company may by ordinary resolution increase, consolidate or sub-divide its share capital (Art. 44).

The Company may also, subject to the provisions of the Act and to any rights of the holders of any class of shares, purchase its own shares (Art. 7) and by special resolution reduce its share capital, any capital redemption reserve and any share purchase account in any way (Art. 46).


(4)   Variation of rights

Rights attached to any class of share may be varied, either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. The necessary quorum at such a meeting shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class in question (except at any adjourned meeting when any person holding shares of the class or his proxy is a quorum) (Art. 8).


(5)   General Meetings

Annual general meetings will be held in accordance with the requirements of the Act (Art. 48). The board may convene an extraordinary general meeting whenever it thinks fit (Arts. 47 and 49).


(6)   Directors

(i)   There is no age limit for directors (Art. 77).

(ii)  A director need not be a member of Xenova (Art. 78).

(iii) Directors may be appointed by ordinary resolution of Xenova (Art. 79) or by the board. Any director appointed by the board holds office only until the next following annual general meeting and is not taken into account in determining the directors who are to retire by rotation at that meeting (Art. 80).

(iv) At every annual general meeting of the Company, as nearly as possible one-third of the directors shall retire from office (Art. 81). The directors to retire on each occasion are those who have been longest in office since their last appointment or re-appointment, and as between those who were appointed or re-appointed on the same day, those to retire shall (unless they otherwise agree among themselves) be chosen by lot (Art. 82).

(v) Each of the directors will be paid a fee at such rate as may from time to time be determined by the board, but the aggregate of all such fees so paid to the directors shall not exceed {pound-sterling}200,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company (Art.l(F)). Any director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide whether in addition to or in lieu of his remuneration as a director (Art. 89). In addition any director who performs services which, in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director, may be paid as much extra remuneration as the board or any committee authorised by the board may determine (Art. 90). Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and retiring from meetings of the board or committees of the board or general meetings of the Company or any other meetings which, as a director, he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred in the conduct of the Company's business or in the discharge of his duties as a director (Art. 91).

(vi) Subject to the provisions of the Act, and provided he has declared the nature of his interest to the board (if he knows of it), a director is not disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever (Art. 93(A)). A director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director and may be paid such extra remuneration for so doing as the board or any committee authorised by the board may decide (Art. 93(B)).

(vii) A director shall not vote on or count in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms of the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested (Art. 93(E)).

(viii)A director shall not vote on or be counted in the quorum in relation to any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest, and if he does so his vote will not be counted. This prohibition does not apply to material interests arising from (a) the giving to the director of any guarantee, indemnity or security in respect of money lent by him or any other person on behalf of a Xenova Group company, (b) the giving of any guarantee, indemnity or security in respect of a debt or obligation of a Xenova Group company for which the director has assumed responsibility under a guarantee or indemnity or by giving security, (c) any offering of securities by a Xenova Group company, in which offer the director is or may be entitled to participate as a holder of securities, or in the underwriting or sub-underwriting of which the director is to participate,
      (d) any contract in which the director is interested by virtue of any interest in Xenova securities or any other interest, (e) any contract with another company (not being a company in which he owns one per cent, or more) in which the director is interested, (f) any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme for directors and employees of any Xenova Group company (which does not accord to the directors any privilege or advantage not accorded to employees), (g) any contract for the benefit of employees of any Xenova Group company under which the director benefits in a similar (but not preferential) manner, and (h) any contract for the purchase or maintenance for any director of insurance against any liability (Art. 93(F)).

(ix) The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or any third party. The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure that the aggregate principal amount of all group borrowings (excluding intra-group borrowings) shall not without the previous sanction of an ordinary resolution exceed an amount equal to 1.5 times the adjusted capital plus reserves (as defined in the articles) (Art. 1(b)).

(x) Subject to the provisions of the Act, the Company may indemnify any director or other officer against any liability and may purchase and maintain for any director or other officer or auditor insurance against any liability. Every director or other officer will be indemnified and, if the board so determines, an auditor may be indemnified, out of the assets of the Company against any liability incurred as a director or other officer or as auditor in defending any proceedings (whether civil or criminal) in which judgement is given in his favour or in which he is acquitted or in connection with any application under the Act in which relief from liability is granted to him by the court (Art. 136).


(7)   Untraced shareholders

The Company is entitled to sell the shares of untraced members if the shares have been in issue for at least 12 years, at least 3 cash dividends have been payable on the shares during that time, no such dividend has been claimed, no communication has been received from the member, the member has failed to respond within 3 months to advertisements (at least one of which should be in a national newspaper) giving notice of the Company's intention to sell and the Company has given notice of such intention to the UKLA (Art. 39).


(8)   Record date for service

Any document may be served by Xenova by reference to the register as it stands at any time not more than 15 days before the date of delivery and no change in the register after that time shall invalidate that service. Where any document is served on any person in respect of a share, no person deriving any title or interest in that share shall be entitled to any further service of that document (Art. 129).

(9)   Members resident abroad

Members with registered addresses outside the United Kingdom are not entitled to receive notices from the Company unless they have given the Company an address in the United Kingdom at which such notices may be served (Art. 130).


(10)  Uncertificated shares

The Articles of Association of Xenova permit shares in the Company to be evidenced otherwise than by a certificate, subject to the Regulations, and to be transferred by means of a relevant system (as defined in those Regulations).


(11)  Deferred Shares

If the Capital Reorganisation takes place, the Articles will be amended to set out the rights and restrictions relating to the Deferred Shares arising out of the Capital Reorganisation. The Deferred Shares will not give rise to a right to vote at general meetings or to receipt of a dividend. On a return of assets on a winding-up or otherwise, the Deferred Shares entitle the holders only to the repayment of the amount paid up on each share after the repayment of capital paid up on the New Ordinary Shares for the time being in issue and the payment of {pound-sterling}10 million on each New Ordinary Share. If the Capital Reduction is approved at the EGM and confirmed by the High Court, then the Articles will be amended to delete the rights and restrictions relating to the Deferred Shares.


6     INTERESTS OF THE DIRECTORS AND OTHERS

(A) The interests of the Directors in Existing Ordinary Shares (all of which are beneficial unless otherwise stated) which (a) have been notified by each Director pursuant to Section 324 or Section 328 of the Act or (b) are required to be shown in the register maintained under Section 325 of the Act or (c) are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above, and the existence of which is known to or could with reasonable diligence be ascertained by that Director, as at 25 November 2003 (being the latest practicable date prior to publication of this document) are, and immediately following Admission are expected to be, as follows:


      DIRECTORS' SHAREHOLDINGS

                           Number of
                            Existing     Percentage of                       Percentage of
                            Ordinary   issued ordinary     Number of New   issued ordinary         Number of
                         Shares held     share capital   Ordinary Shares     share capital     Warrants held
                            prior to          prior to    held following         following         following
      Director             Admission      Admission(1)      Admission(2)      Admission(2)         Admission
      John Jackson(3)        162,066             0.066           286,726             0.066            37,378
      David Oxlade           165,695             0.068           251,105             0.058            25,623
      Daniel Abrams           81,598             0.033           144,358             0.033            18,828
      John Waterfall          10,290             0.004            18,200             0.004             2,373
      Peter Gillett           14,424             0.005            21,974             0.005             2,865
      Adrian Harris           11,049             0.005            19,539             0.005             2,547
      Thomas Irwin            24,950             0.010            44,140             0.010             5,757
      John Rennocks          165,853             0.068           219,183             0.051            15,999
      Michael Young                -                 -                 -                 -                 -


      (1) These percentages are of the issued share capital of the Company at 25 November 2003, being the latest practicable date prior to publication of this document.

      (2) This includes 37,130 Units that Directors have agreed to take up pursuant to the Directors' Undertakings.

      (3) 39,225 of JBH Jackson's shares are held by John Jackson Consultants Limited, a company of which JBH Jackson owns 50% and his wife 50%.

      (4) J Rennocks holds 140,140 Xenova Shares in his own name with the remainder of his interest comprised of 4,285 Xenova Shares registered in the name of TD Waterhouse Nominees Europe Limited and 21,428 Xenova Shares registered in the name of Self Trade Nominees Limited, as nominees for J Rennocks.

(B) Details of options granted, at nil consideration, to Directors which are outstanding as at the date of this document are as follows:

      DIRECTORS

                                        No. of
                                      Ordinary                Exercise          Earliest  Latest exercise
      Name                    Note      Shares                   price     exercise date             date

      David Aufrere Oxlade     (c)       8,875     {pound-sterling}3.38     23 June 2000     22 June 2007
                               (b)      35,562     {pound-sterling}3.38     23 June 2000     22 June 2007
                               (b)      40,000     {pound-sterling}2.08      13 Mar 2001      12 Mar 2008
                               (b)     120,000     {pound-sterling}0.32      15 Dec 2001      14 Dec 2008
                               (b)      50,000     {pound-sterling}0.88      17 Aug 2002      16 Aug 2009
                               (b)      50,000     {pound-sterling}0.87      20 Dec 2002      19 Dec 2009
                               (d)      41,920     {pound-sterling}0.10     13 July 2003     12 July 2010
                               (b)      60,000     {pound-sterling}1.11      18 Dec 2003      17 Dec 2010
                               (b)      70,000     {pound-sterling}0.77     13 July 2005     12 July 2010
                               (e)       4,211     {pound-sterling}0.92       1 Dec 2003      31 May 2004
                               (b)     153,000     {pound-sterling}0.48      16 Aug 2004      15 Aug 2011
                               (b)     102,000     {pound-sterling}0.48      16 Aug 2006      15 Aug 2011
                               (d)     213,432     {pound-sterling}0.10      18 Oct 2004      17 Oct 2011
                               (b)     112,500     {pound-sterling}0.41      18 Dec 2004      17 Dec 2011
                               (b)      37,500     {pound-sterling}0.41      18 Dec 2006      17 Dec 2011
                               (f)      15,589     {pound-sterling}0.49      1 June 2005      30 Nov 2005
                               (b)      45,000     {pound-sterling}0.38     12 Sept 2005     11 Sept 2012
                               (b)      15,000     {pound-sterling}0.38     12 Sept 2007     11 Sept 2012
                               (d)     155,663     {pound-sterling}0.10      28 Oct 2005      27 Oct 2012
                               (b)     375,000     {pound-sterling}0.31       6 Dec 2005       5 Dec 2012
                               (b)     125,000     {pound-sterling}0.31       6 Dec 2007       5 Dec 2012
      John Waterfall           (b)      74,360     {pound-sterling}1.17      27 May 2002      26 May 2009
                               (c)      25,640     {pound-sterling}1.17      27 May 2002      26 May 2009
                               (b)      20,000     {pound-sterling}0.87      20 Dec 2002      19 Dec 2009
                               (d)      13,912     {pound-sterling}0.10     13 July 2003     12 July 2010
                               (b)      30,000     {pound-sterling}1.11      18 Dec 2003      17 Dec 2010
                               (b)      50,000     {pound-sterling}0.77     13 July 2005     12 July 2010
                               (b)      61,200     {pound-sterling}0.48      16 Aug 2004      15 Aug 2011
                               (b)      40,800     {pound-sterling}0.48      16 Aug 2006      15 Aug 2011
                               (b)      52,500     {pound-sterling}0.41      18 Dec 2004      17 Dec 2011
                               (b)      17,500     {pound-sterling}0.41      18 Dec 2006      17 Dec 2011
                               (b)      22,500     {pound-sterling}0.38     12 Sept 2005     11 Sept 2012
                               (b)       7,500     {pound-sterling}0.38     12 Sept 2007     11 Sept 2012
                               (d)      27,339     {pound-sterling}0.10      28 Oct 2005      27 Oct 2012
                               (b)     187,500     {pound-sterling}0.31       6 Dec 2005       5 Dec 2012
                               (b)      67,500     {pound-sterling}0.31       6 Dec 2007       5 Dec 2012
      Daniel Abrams            (b)      52,788     {pound-sterling}2.08      13 Mar 2001      12 Mar 2008
                               (c)      14,423     {pound-sterling}2.08      13 Mar 2001      12 Mar 2008
                               (b)      40,000     {pound-sterling}0.32      15 Dec 2001      14 Dec 2008
                               (b)      40,000     {pound-sterling}0.32      15 Dec 2003      14 Dec 2008
                               (b)      25,000     {pound-sterling}0.88      17 Aug 2002      16 Aug 2009
                               (b)      40,000     {pound-sterling}0.87      20 Dec 2002      19 Dec 2009
                               (d)      33,527     {pound-sterling}0.10     13 July 2003     12 July 2010

                                        No. of
                                      Ordinary                Exercise          Earliest  Latest exercise
      Name                    Note      Shares                   price     exercise date             date

                               (b)      30,000     {pound-sterling}1.11      18 Dec 2003      17 Dec 2010
                               (b)      40,000     {pound-sterling}0.77     13 July 2005     12 July 2010
                               (b)      61,200     {pound-sterling}0.48      16 Aug 2004      15 Aug 2011
                               (b)      40,800     {pound-sterling}0.48      16 Aug 2006      15 Aug 2011
                               (b)      52,500     {pound-sterling}0.41      18 Dec 2004      17 Dec 2011
                               (b)      17,500     {pound-sterling}0.41      18 Dec 2006      17 Dec 2011
                               (d)     106,716     {pound-sterling}0.10      18 Oct 2004      17 Oct 2011
                               (b)      22,500     {pound-sterling}0.38     12 Sept 2005     11 Sept 2012
                               (b)       7,500     {pound-sterling}0.38     12 Sept 2007     11 Sept 2012
                               (d)     107,664     {pound-sterling}0.10      28 Oct 2005      27 Oct 2012
                               (b)     187,500     {pound-sterling}0.31       6 Dec 2005       5 Dec 2012
                               (b)      67,500     {pound-sterling}0.31       6 Dec 2007       5 Dec 2012


      (a) 1992 Share Option Scheme.
      (b) 1996 Share Option Scheme (non-approvable parts).
      (c) 1996 Share Option Scheme (approved).
      (d) Deferred Share Bonus Plan.
      (e) 1996 Save As You Earn Scheme 2000 offer.
      (f) 1996 Save As You Earn Scheme 2002 offer.

      Options issued under certain of the Share Option Schemes are subject to performance criteria determined by the Company's remuneration committee.

(C) Save as disclosed above, none of the Directors (nor any person connected with any Director within the meaning of Section 346 of the Act) has any interest in the share capital of the Company.

(D) As at 25 November 2003 (being the latest practicable date prior to the publication of this document), the Directors were aware of the following persons who directly or indirectly held an interest (within the meaning of Part VI of the Act) which represents 3% or more of the issued share capital of the Company:

                                                      Number of      Percentage
                                                       Existing       of issued
      Shareholders                              Ordinary Shares   share capital

      Dr Kim Tan and family{1}                       24,950,855           10.23
      Barclayshare                                    9,701,268            3.98
      Dr Fahar Merchant{2}                            7,626,799            3.13
      M & G Investment Management                     7,600,000            3.12


      (1) Dr K S Tan holds 411,417 Existing Ordinary Shares in his own name with the remainder of his interest comprised of 5,899,790 Existing Ordinary Shares registered in the name of NY Nominees Limited (1,071,400 Existing Ordinary Shares as nominee for Haven Trustees Limited, the trustee of the Eastgate Trust, and 4,828,390 Existing
           Ordinary  Shares  as  nominee  for Dr K S Tan),  9,479,104  Existing
           Ordinary Shares registered in the name of PKF Trustees Limited on behalf of the Bantry Trust, 985,688 Existing Ordinary Shares registered in the name of PKF Trustees Limited on behalf of the Tan Family Trust, all held beneficially for Dr KS Tan and his family, and 8,174,856 Existing Ordinary Shares held in the name of and owned beneficially by his wife, Mrs S Tan.

      (2) Dr Merchant holds 385 Existing Ordinary Shares registered in his own name, 385 Existing Ordinary Shares are registered in the name of Rosemina Merchant, and 7,626,414 Existing Ordinary Shares are held by Royal Bank of Canada (Caribbean) Corporation as nominee for the Merchant Trust (Bahamas) for the benefit of Dr. F Merchant and his family.

      The Directors were also aware that, as at 24 November 2003, The Bank of New York, acting as depositary in respect of ADSs representing Existing Ordinary Shares, held 54,221,080 Existing Ordinary Shares as record owner, representing 22.23% of the Company's issued share capital. This includes any Existing Ordinary Shares held in ADS form by the parties referred to in the table above.

      The Directors are also aware that following Admission, OrbiMed Advisors LLC will have an interest in 3% or more of the issued share capital of the Company.

(E) Except as disclosed in paragraph 7(D), the Directors are not aware of any person who is, or will be following Admission, either directly or indirectly interested in 3% or more of the issued share capital of the Company.

(F) The Directors are not aware of any person who, either directly or indirectly, jointly or severally, exercises as at the date of this document or could exercise, following Admission, control over the Company.

(G) No Director has, or has had, an interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Xenova Group effected in the current or immediately preceding financial year or during an earlier financial year and which remains in any respect outstanding or unperformed.

(H) There are no outstanding loans granted by any member of the Xenova Group to any of the Directors nor any guarantees provided by any of such companies for their benefit.

(I) In the year ended 31 December 2002, the aggregate remuneration (including pension contributions and fees payable to or in respect of non-executive Directors and the value of all benefits in kind) paid by any member of the Xenova Group to Directors of the Company amounted to {pound-sterling}1,377,000. No money was paid to third parties for the services of Directors.

(J) It is estimated that the amounts payable to the Directors for the year ended 31 December 2003 under the arrangements in force at the date of publication of this document will be {pound-sterling}1.2 million. This excludes {pound-sterling}344,000 payable to Michael Moore and John St. Clair Roberts, former directors of Xenova, who resigned from the board on 13 August 2003.


7     DIRECTORS' SERVICE CONTRACTS

(A) Except as disclosed below, there are no existing or proposed service contracts between any Director and any member of the Xenova Group with a notice or contract period of one year or more or with provisions for predetermining compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

      (i) On 2 June 1999, the Company entered into a service contract with Dr. John Waterfall. The contract will continue (subject to earlier termination as provided therein) until terminated by either party giving to the other not less than 52 weeks' prior notice of termination expiring at any time. The contract terminates automatically on Dr. Waterfall reaching the age of 65, or by mutual agreement at any time after his 60th birthday. Dr. Waterfall is entitled to an annual salary of {pound-sterling}152,740 and a bonus calculated by reference to accounting reference periods of the Company equal to a maximum of 40% of the basic salary, payable during such periods. The bonus payable in respect of each period is determined according to performance-related criteria from time to time agreed between the Company and Dr. Waterfall. Dr. Waterfall's basic salary is reviewed annually by the Board. Dr. Waterfall is eligible to participate in certain of the Share Option Schemes, subject to the rules and regulations thereof. The Company contributes sums determined by Company policy (currently equal in aggregate to 16.5% of Dr. Waterfall's basic salary) into the Company's approved personal pension plan. Dr. Waterfall is entitled to participate at the Company's expense in permanent health insurance and life insurance schemes. In addition, the Company provides medical expenses insurance for Dr. Waterfall and certain members of his family. Dr. Waterfall is entitled to the use of a company car or equivalent car allowance. Dr. Waterfall is also entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova or any other significant change in the operational structure of Xenova's business, equal to his then annual basic salary, together with the monetary value of his medical insurance, car and pensions benefits, for one year. In the last two years of employment before retirement, the Company has also contracted to pay for an additional retirement benefits fund with an estimated value of {pound-sterling}78,500 for Dr. Waterfall. Dr. Waterfall is subject to certain non-competition and non-solicitation restrictive covenants for a period of one year from termination of employment.

      (ii) On 31 March 1998, the Company entered into a service contract with David Oxlade. The contract will continue (subject to earlier termination as provided therein) until terminated by either party giving to the other not less than 104 weeks' prior notice of termination expiring at any time. The contract terminates automatically on Mr. Oxlade reaching the age of 65, or by mutual agreement at any time after his 60th birthday. Mr. Oxlade is entitled to an annual salary of {pound-sterling}227,040 and a bonus calculated by reference to accounting reference periods of the Company equal to a maximum of 40% of the basic salary payable during such periods. The bonus payable in respect of each period is determined according to performance-related criteria from time to time agreed between the Company and Mr. Oxlade. Mr. Oxlade's basic salary is reviewed annually by the Board. Mr. Oxlade is eligible to participate in certain of the Share Option Schemes, subject to the rules and regulations thereof. The Company contributes sums determined by
           Company policy (currently equal in aggregate to 22.5% of Mr. Oxlade's basic salary) into an approved personal pension plan. Mr. Oxlade is entitled to participate at the Company's expense in permanent health insurance and life insurance schemes. In addition, the Company provides medical expenses insurance for Mr. Oxlade and certain members of his family. Mr. Oxlade is entitled to the use of a company car or equivalent car allowance. Mr. Oxlade is also entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova or any other significant change in the operational structure of Xenova's business, equal to his then annual basic salary, together with the monetary value of his medical insurance, car and pension benefits, for two years. Mr. Oxlade is subject to certain non-competition and non-solicitation restrictive covenants for a period of one year from termination of employment.

      (iii)On 31 March 1998, the Company entered into a service contract with Daniel Abrams. The contract will continue (subject to earlier termination as provided therein) until terminated by either party giving to the other not less than 52 weeks' prior notice of termination expiring at any time. The contract terminates automatically on Mr. Abrams reaching the age of 65, or by mutual agreement at any time after his 60th birthday. Mr. Abrams is entitled to an annual salary of {pound-sterling}152,740 and a bonus calculated by reference to accounting reference periods of the Company equal to a maximum of 40% of the basic salary payable during such periods. The bonus payable in respect of each period is determined according to performance-related criteria from time to time agreed between the Company and Mr. Abrams. Mr. Abrams' basic salary is reviewed annually by the Board. Mr. Abrams is eligible to participate in certain of the Share Option Schemes, subject to the rules and regulations thereof. The Company contributes sums determined by Company policy (currently equal in aggregate to 16.5% of Mr. Abrams' basic salary) into an approved executive personal pension plan. Mr. Abrams is entitled to participate at the Company's expense in permanent health insurance and life insurance schemes. In addition, the Company provides medical expenses insurance for Mr. Abrams and certain members of his family. Mr. Abrams is entitled to the use of a company car or equivalent car allowance. Mr. Abrams is also entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova or any other significant change in the operational structure of Xenova's business, equal to his then annual basic salary, together with the monetary value of his medical insurance, car and pension benefits, for one year. Mr. Abrams is subject to certain non-competition and non-solicitation restrictive covenants for a period of one year from termination of employment.

      (iv) Xenova Limited has entered into a consultancy agreement with John Jackson, non-executive Chairman, which commenced on 2 February 1990 and may be terminated by either party giving to the other not less than one month's notice. Mr. Jackson is entitled to annual total fees of {pound-sterling}45,000. Mr. Jackson is subject to a non-solicitation restrictive covenant for a period of two years from the date he ceases to be a director, and a non-competition restrictive covenant for a period of eighteen months from the date he ceases to be a director.

(B) The non-executive Directors (other than for John Jackson the terms of whose agreement are set out in paragraph 8(A)(iv) above) have entered into terms of appointment with Xenova on the following terms:

      (i) On 16 June 2000, Xenova entered into a letter of appointment with Thomas Ronald Irwin confirming him as a non-executive director at a fee of {pound-sterling}15,000 per annum which has subsequently been increased to {pound-sterling}19,000 due to his appointment as Chairman of the Remuneration Committee. Mr. Irwin's appointment as a non-executive director may be renewed from time to time for a further periods of three years if the parties agree and the parties have agreed it be renewed with effect from June 2003.

      (ii) On 16 June 2000, Xenova entered into a letter of appointment with Professor Adrian Harris confirming him as a non-executive director at a fee of {pound-sterling}15,000 per annum which has subsequently been increased to

           {pound-sterling}16,000 per annum. Professor Harris's appointment as a non-executive director may be renewed from time to time for a further period of three years if the parties agree and the parties have agreed it be renewed with effect from June 2003.

      (iii)On 20 January 2000, Xenova entered into a letter of appointment (as amended by a further letter dated 15 March 2002) with Peter Gillett appointing him as a non-executive director at a fee of {pound-sterling}15,000 per annum which has subsequently been increased to {pound-sterling}19,000. Mr. Gillett's appointment as a non-executive director may be renewed from time to time for further periods of three years if the parties agree and the parties have agreed it be renewed with effect from June 2003.

      (iv) On 15 September 2003, Xenova appointed John Rennocks as a non-executive director at a fee of {pound-sterling}16,000 per annum. Mr. Rennocks' appointment may be terminated by either party giving not less than three months' written notice.

      (v) On 15 September 2003, Xenova appointed Dr. Michael Young as a non-executive director at a fee of {pound-sterling}16,000 per annum. Dr. Young's appointment may be terminated by either party giving not less than three months' written notice.

(C) The Directors are now, or have in the five years immediately preceding the date of this document been, directors or partners of the following companies (other than the Company or its subsidiary undertakings) and partnerships:

      Directors                      Company/Partnership
      D Abrams                       Bioindustry Association
      J B H Jackson                  Arkios Limited
                                     Brown & Jackson plc
                                     Burdale Financial Holdings Limited
                                     Cambridge Animation Systems Limited (past)
                                     Celltech Group plc (past)
                                     Concept Broadcast Development Limited (past)
                                     Envision Licensing Limited (past)
                                     Grant Leisure Group Limited (past)
                                     Hilton Employee Share Trust Limited (past)
                                     Hilton Group plc (past)
                                     History Today Limited
                                     John Jackson Consultants Limited
                                     MV Capital Limited (past)
                                     Neos Interactive Ltd
                                     Nicaragua Health Fund
                                     One World Action
                                     Opendemocracy Limited
                                     Opendemocracy Worldwide Ltd
                                     Oxford Technology Venture Capital Trust plc
                                     Oxford Technology 2 Venture Capital Trust plc
                                     Oxford Technology 3 Venture Capital Trust plc
                                     Rural Regeneration Unit Limited
                                     Twenty Five Ennismore Garden Limited (past)
                                     Urban Catalyst Limited
                                     Wyndeham Press Group plc (past)
                                     WPP Group plc
P L Gillett                          EY Securities Limited
                                     Laindon Holdings Limited

      Directors                      Company/Partnership
                                     Ernst & Young (past)
      T R Irwin                      CeNes Pharmaceuticals plc
                                     CeNes Drug Delivery Limited
                                     Echo International Health Services Limited
                                     Bovis Tanvec Group Limited (past)
      J L Rennocks                   Ashorne Hill Management College (past)
                                     Avesta Sheffield AB (past)
                                     Babcock International Group Plc
                                     Biocompatibles International Plc (past)
                                     Corus Group Plc (past)
                                     Diploma Plc
                                     Foreign & Colonial Investment Trust Plc
                                     Inmarsat Ventures Plc
                                     J P Morgan Fleming Overseas Investment Trust Plc
                                     Kleinwort European Privatisation Investment Trust Plc (past)
                                     Mundays (662) Limited
                                     Nestor Healthcare Group plc
                                     Nynex Cable Communications Group Inc. (past)
                                     Oxford Glycosciences Plc (past)
                                     Wagon Plc
      Dr. M D Young                  Celltech Pharmaceuticals Limited (past)
                                     Medeva International Limited (past)
                                     Medeva Limited (past)
                                     Prodeva Limited (past)
                                     SuperGen Inc.

(D) None of the Directors have any unspent convictions in relation to indictable offences nor has any been a director of a company (wherever incorporated) or a partner in a partnership at any time which has gone into administration, company or partnership voluntary arrangements, or any composition or arrangement with creditors generally or any class of creditors, receiverships, compulsory liquidations or creditors' voluntary liquidations, where he was a partner or a director with an executive function at the time or in the preceding 12 months, nor has any of them ever been personally bankrupt, subject to an individual voluntary arrangement with creditors or been publicly criticised by any statutory or regulatory authority (including designated professional bodies) or disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company nor has any asset of any Director or of a partnership of which a Director was a partner at the time or in the preceding 12 months been placed into receivership.


8     LITIGATION

Except for the matters detailed below, there are no and have not been any legal or arbitration proceedings by or against the Xenova Group, including any such proceedings which are pending or threatened by or against any member of the Xenova Group of which Xenova is aware, which may have or have had in the 12 months preceding the date of this document a significant effect on the Xenova Group's financial position.

(A) Relating to Xenova's drugs-of-abuse programme, an opposition at the European Patent Office was originally filed by Immulogic against European patent 0 496 839, obtained by inventor E H Cerny and his assignees (the current assignee is Chilka Limited). The subject of the opposed claims is the use of drug-carrier conjugates to treat or prevent addiction to drugs-of-abuse. Xenova Research Limited has managed this case on behalf of Immulogic since acquiring the drugs-of-abuse programme and associated IP rights from Immulogic in 1998. Xenova obtained a successful result at first instance, in the form of a decision by the EPO Opposition Division to revoke the opposed patent. The patentee appealed and the final hearing, which took place before the Board of Appeal in August 2003, resulted in the partial maintenance of the opposed patent. The Directors believe, however, that this will not prevent in any way the use by Xenova of TA-CD and TA-NIC in Europe.

(B) Relating to Xenova's DISC-PRO vaccine candidate, an opposition has been filed by Xenova Research Limited against European Patent 0 652 772, granted to Harvard College. The subject of the opposed claims is a non-replicating herpes virus vaccine. The reason for the opposition is that, although it is arguable that the Harvard patent would not cover exploitation of DISC-PRO in Europe, the proprietor or licensee of the patent, if left in undisturbed possession of it, might cause a business nuisance by contending they have rights to such exploitation. The opposition is in a preliminary stage and, accordingly, no timetable has yet been determined for settlement of this litigation. The Directors believe that the opposition will be successful and that the Harvard patent will be revoked.

(C) In May 2000, KS Biomedix was granted a European Patent 0574461 ("High Affinity Humanized Monoclonal Antibodies"). Celltech Chiroscience opposed this patent in March 2001. In response to this opposition, KS Biomedix narrowed the scope of its patent claims. The proceedings with Celltech have not yet reached a conclusion. In October 2003 the European Patent Office afforded KS Biomedix an opportunity to supplement its response to the opposition. The response of KS Biomedix is required in early March 2004. The further course of the proceedings has not yet been determined.

Each of the claims described in paragraphs 8(A) 8(B) and 8(C) of this Part VII are patent opposition claims. Accordingly, the consequence of losing any one of these claims would result in the narrowing or revocation of the relevant patent as opposed to damages being awarded against that party.


9     MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business, have either been entered into by the Xenova Group during the 2 years immediately preceding the date of this document and are, or may be, material or are contracts which contain provisions under which a member of the Xenova Group has an obligation or entitlement which is material to the Xenova Group as at the date of this document:

(1) The UK Placing Agreement dated 26 November 2003 between (1) the Company and (2) Nomura, whereby Nomura has agreed, subject to the terms and conditions set out in the UK Placing Agreement, to underwrite the Units which are the subject of the UK Placing at the Issue Price (the "Underwritten Units").

      The UK Placing Agreement is conditional upon, inter alia, the passing of Resolution 1 contained in the notice of EGM set out at the end of this document and Admission taking place not later than 8.00 a.m. on 23 December 2003 or such later date as Nomura may agree (but no later than
      8.00 a.m. on 23 January 2004) and the US Subscription Agreement having become unconditional (including, without limitation, as to the condition that gross proceeds to be realised by the Company from the closing of the sale of Units pursuant to the US Subscription Agreement shall be at least {pound-sterling}3.5 million) (subject only to (i) Admission and (ii) the UK Placing Agreement becoming unconditional) and not having been terminated in accordance with its terms and Bingham McCutchen LLP, acting in its capacity as the escrow agent, having been irrevocably instructed to deliver escrowed funds of an amount not less than {pound-sterling}3.5 million.

      The UK Placing Agreement contains warranties given by the Company in favour of Nomura, which are usual for a document of this nature. In addition, the Company has agreed to indemnify Nomura in relation to certain liabilities it may incur in respect of the Offerings Admission or the arrangements contemplated by this document. Nomura has the right to terminate the UK Placing Agreement in certain circumstances, which include certain material and adverse changes in the condition (financial or otherwise), prospects or earnings of the Group as a whole or on the occurrence of certain force majeure events more fully set out in the UK Placing Agreement.

      The Company has agreed to pay Nomura (together with any applicable value added tax):

      (i) a commission of 3% of the gross proceeds of the UK Placing (the "Gross Proceeds");

      (ii) a further commission of 0.125% of the Gross Proceeds payable to placees for each period of seven days or part thereof from (and including) the date falling 30 days after the date of the UK Placing Agreement to (and including) the date on which Nomura's obligations under the UK Placing Agreement cease; and

      (iii)a   documentation    and   corporate   finance   advisory   fee   of
           {pound-sterling}150,000.

      The commissions and fee referred to above will not be payable by the Company if Nomura's obligations under the UK Placing Agreement do not become unconditional or the UK Placing Agreement is terminated. In this event, the Company will, save in certain circumstances, pay a termination fee to Nomura of the lesser of (a) {pound-sterling}75,000 and (b) {pound-sterling}25,000 per month (which shall be deemed to have accrued on a daily basis from 3 November 2003 until the termination of Nomura's obligations).

      In addition, the Company has agreed to pay, inter alia, all costs and expenses of, or in connection with, Admission, the EGM and the Offerings.

      The Directors are mindful of the Competition Commission's recommendations with regard to competitive tendering of sub-underwriting commissions. However, the Directors believe that by virtue of the size of the fund raising such a process would be unlikely to result in any significant benefit to the Company and that the commissions being offered to placees under the UK Placing and the Open Offer are competitive and, as such, have not sought to offer the sub-underwriting for tender as to commissions payable.

(2) The US Subscription Agreement, being the securities purchase agreement dated 26 November 2003 between (1) the Company and (2) Bingham McCutchen LLP (as Escrow Agent) and (3) certain US investors, whereby those US investors have agreed, subject to the conditions set out in such agreement, to subscribe in aggregate up to 7,362,461 Units (of which 2,394,829 Units have been placed firm with them, and of which up to 4,967,632 Units are subject to clawback under the Open Offer) at the issue price of 112.5 pence per Unit.

      The US Subscription Agreement is conditional upon, inter alia, Admission having occurred, and the UK Placing Agreement having become unconditional, and not having been terminated in accordance with its terms, and the gross proceeds to be realised by the Company from the closing of the sale of the Units pursuant to the US Subscription Agreement being at least {pound-sterling}3.5 million.

      Pursuant to the US Subscription Agreement, each US investor has made representations and warranties in favour of the Company relating, inter alia, to its status as an "accredited investor" (as such term is defined in Rule 501 of Regulation D). In order to address US securities laws and regulations, restrictions in relation to the transferability of, and legending of, certificates in relation to Units are also included.

      The US Subscription Agreement contains representations and warranties from the Company in favour of the investors, and from the investors in favour of the Company, that are usual for a document of this nature, as well as provisions relating to when these are made that are also customary. The US Subscription Agreement also contains termination provisions that are usual for a document of this nature.

(3) The US Placement Agent Agreement dated 10 November 2003 between (1) ThinkEquity Partners LLC ("ThinkEquity") and (2) the Company, pursuant to which the Company has engaged ThinkEquity to perform services as its exclusive placement agent in relation to the US Private Placement.

      The agreement provides that the US and UK offerings must not violate the requirements of the US Securities Act of 1933, including any registration exemption requirements. It contains customary representations and warranties from the Company in favour of ThinkEquity (e.g. in relation to compliance with securities regulations, and accuracy and completeness of filings under the US Securities Exchange Act of 1934). The agreement is deemed to have become effective as of 20 October 2003 and shall continue through the earliest of (i) 120 days from such date, (ii) the date of the last closing of a US placement of securities, or (iii) the termination of the agreement.

      In relation to fees, the Company has agreed to pay or cause to be paid at each closing of a sale of securities by the Company to a US investor a transaction fee in cash equal to 6% of the aggregate gross proceeds received by the Company from such closing (the "Transaction Fee"), subject to reduction in certain circumstances.

      If the Company decides not to sell securities to a US investor who has entered into a purchase agreement (other than for certain specified reasons), then in addition to any Transaction Fee payable in respect of such securities sold to such investor, if any, ThinkEquity shall be entitled to be paid an amount (the "Agency Fee") equal to 6% of the aggregate price of the securities that the Company elected not to sell to such investor.

      The agreement contains other provisions relating to the Transaction Fee that are customary for a document of its nature.

      The Company has also agreed to pay ThinkEquity a non refundable retainer of $25,000 in cash payable immediately upon execution of the agreement. This retainer fee shall be credited against any Transaction Fee or Agency Fee.

      In addition, the Company agrees to reimburse ThinkEquity upon request for reasonable expenses paid to third parties provided however that the liability of the Company to reimburse such expenses shall not exceed $35,000 without the Company's prior written approval. The expenses related to the indemnity contained in the letter (and referred to below) are not subject to this limitation.

      The   agreement   contains   indemnification   provisions  in  favour  of
      ThinkEquity that are customary for a document of this nature.

      The agreement is governed by and shall be construed in accordance with the internal laws of the State of New York.

(4) The Dr Tan Undertaking dated 24 November 2003, being an undertaking by Dr Kim Tan to the Company and Nomura not to take up his, and to procure that NY Nominees Limited, PKF Trustees Limited and Mrs S Tan do not take up their, entitlement under the Open Offer (in respect of their aggregate holdings of 24,950,855 Existing Ordinary Shares) that in aggregate amounts to 1,919,296 Units.

(5)   The Warrant Instrument dated 26 November 2003.

(6) An offer dated 14 August 2003 pursuant to which Nomura made a recommended offer on behalf of Xenova to acquire the shares in KS Biomedix on the basis of 1.0714 Existing Ordinary Shares plus deferred consideration for every share held in KS Biomedix (the "Offer"). The deferred consideration entitles each person who sold their shares in KS Biomedix pursuant to the Offer to receive in respect of each KS Biomedix share, Xenova Shares to the value of 10p (based on the average closing price for the 20 days following announcement of marketing authorisation of TransMID{TM} in the US or EU) in the event that TransMID{TM} is commercially sold either in the EU or US markets. The Offer went wholly unconditional on 15 September 2003.

      Pursuant to the Offer, each of Dr Kim Tan and Dr Fahar Merchant agreed with Xenova not to dispose of any of the Xenova Shares issued to him in connection with the Offer, for a period of six months after the date on which the Xenova Shares were issued. Their Xenova Shares represented 13.4 per cent of the enlarged share capital of Xenova following full acceptance of the Offer.

      Further, Dr Tan and Dr Merchant agreed that they would not, except in certain limited circumstances, dispose of any of their Xenova shares for a further period of six months (commencing on expiry of the initial six-month period) other than through Xenova's broker.

(7) An agreement dated 8 January 2003 between Cantab, Xenova, Immulogic and Immulogic Pharmaceutical Corporation Liquidation Trust, under which Xenova purchased for an aggregate consideration of US$1,000,000 (approximately {pound-sterling}600,000) Immulogic's remaining rights to future milestone and royalty payments which had been granted to it pursuant to the original asset purchase agreement between the parties dated 18 December 1998. The agreement dated 18 December 1998 has now been terminated. To fund the purchase of Immulogic's interests, Xenova raised approximately {pound-sterling}680,000 (before expenses) by placing for cash 1,766,235 Ordinary Shares at a price of {pound-sterling}0.385 per share.

(8) An underwriting agreement dated 11 September 2002 between the Company and Nomura ("the Underwriting Agreement") whereby Nomura agreed, subject to the terms and conditions set out in the Underwriting Agreement, to underwrite the Company's 8 for 33 rights issue ("the Rights Issue").

      The Underwriting Agreement contained warranties given by the Company in favour of Nomura which are usual for a document of this nature. In addition, the Company agreed to indemnify Nomura in relation to certain liabilities it would incur in respect of the Rights Issue.

      The Company agreed to pay to Nomura (together with any applicable valued added tax):

      (i) a commission of 0.5% of the value at the Rights Issue price of the underwritten shares ("the Gross Proceeds");

      (ii) a commission of 0.125% of the Gross Proceeds for each period of seven days (or part of seven days) after the first thirty days of Nomura's commitment from and including the date of the Underwriting Agreement to (and including) the completion of the underwriting or, if earlier, the date on which Nomura's obligations under the Underwriting Agreement terminate;

      (iii) a commission of 0.5% of the Gross Proceeds;

      (iv) a commission of 3% of the Gross Proceeds; and

      (v) a documentation and corporate advisory fee of {pound-sterling}150,000.

      Out of the commissions referred to above, Nomura was to pay to sub-underwriters (to the extent that any sub-underwriters were procured) commissions at the rates referred to in sub-paragraphs (i) to (iii) above.

(9) A joint venture agreement dated 11 June 2001 was entered into between KS Biomedix, Babraham and Ever 1484 Limited (now called Discerna) pursuant to which Discerna Limited was established. Pursuant to this agreement, KS Biomedix subscribed for 22,490 A Shares (having already subscribed for 10 A Shares) at an aggregate subscription price of {pound-sterling}380,081. On 29 October 2002, KS Biomedix subscribed for a further 22,500 A Shares at an aggregate subscription price of {pound-sterling}435,000 in accordance with the terms of the joint venture agreement.

(10) KS Biomedix entered into compromise agreements with the former executive directors, Dr. Powell and Mr. Miscampbell, pursuant to which each of those individuals agreed with KS Biomedix to compromise any claims that they may have against KS Biomedix in respect of the termination of their employment subject to the recommended offer by Nomura on behalf of Xenova referred to above in paragraph 10(4) of this Part VII being or becoming declared unconditional in all respects. Dr. Powell was entitled to receive {pound-sterling}321,337.50 and Mr. Miscampbell was entitled to receive {pound-sterling}230,625, and these amounts have now been paid.

Except as disclosed above, no member of the Xenova Group has entered into any contract which is or may be material within the 2 years preceding the date of this document or which contains provisions under which any member of the Xenova Group has an obligation or entitlement which is material to the Xenova Group as at the date of this document, other than in the ordinary course of business.


10    WORKING CAPITAL

The Company is of the opinion that, having regard to the Xenova Group's available cash resources and the net proceeds receivable by the Company from the Offerings, the Xenova Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.


11    AUDITORS

The accounts of the Xenova Group for the two years ended 31 December 2000 and 31 December 2001 have been audited by PricewaterhouseCoopers and for the year ended 31 December 2002 by PricewaterhouseCoopers LLP, both of Harman House, 1 George Street, Uxbridge, Middlesex UBS 1QQ. PricewaterhouseCoopers and PricewaterhouseCoopers LLP are Chartered Accountants and Registered Auditors.


12    SUBSIDIARIES

Xenova Group plc is the ultimate parent of a group of companies. Its subsidiary undertakings are as follows:

                                       Country (state) of
                                       registration              Class of share          Holding              General nature of
Subsidiary undertakings                incorporation                                                          business
HELD DIRECTLY
Xenova Limited                         England and Wales            Ordinary              100%                Drug discovery
Cantab Pharmaceuticals                 England and Wales            Ordinary              100%                Holding
Limited (formerly Cantab
Pharmaceuticals plc)
Xenova Discovery Limited               England and Wales            Ordinary              100%                Dormant
Xenova UK Limited                      England and Wales            Ordinary              100%                Holding
Oncocene Limited                       England and Wales            Ordinary              100%                Dormant
KS Biomedix Holdings Plc               England and Wales            Ordinary             99.9%                Holding

HELD INDIRECTLY
MetaXen LLC                            USA (Delaware)               Class A Preferred     100%                Dormant
                                                                    Class B (non voting)  100%
                                                                    Class C (non voting)  100%
Xenova Research Limited                England and Wales            Ordinary              100%                Drug discovery


                                       Country (state) of
                                       registration              Class of share          Holding              General nature of
Subsidiary undertakings                incorporation                                                          business
Cantab Pharmaceuticals Inc             USA (Delaware)               Ordinary              100%                Dormant
The Xenova Pension Trustee             England and Wales            Ordinary              100%                Dormant
Company Limited
Phogen Limited (joint venture)         England and Wales            Ordinary              45% (50% of voting  Involved with
                                                                                          rights)             development of
                                                                                                              novel drug
                                                                                                              candidates
KS Biomedix Limited                    England and Wales            Ordinary              99.9%               Development of
                                                                                                              pharmaceutical
                                                                                                              products
KS Avicenna Inc                        Canada                       Common Stock          99.9%               Manufacture of
                                                                                                              pharmaceutical
                                                                                                              products
Discerna Limited                       England and Wales            Ordinary              50%                 Research and
                                                                                                              development
KS Canada Inc                          Canada                       Common Stock          99.9%               Dormant
KS Canada Holdings Inc                 Canada                       Common Stock          99.9%               Dormant


1. The Compulsory Acquisition procedure regarding KS Biomedix Holdings plc is still continuing regarding 40,000 shares held by dissenting US Shareholders. Once these shares have been acquired, Xenova will own all of the shares in KS Biomedix Holdings plc and, indirectly, in its subsidiaries.

The registered office of all the above subsidiaries is 957 Buckingham Avenue, Slough, Berkshire SL1 4NL, except for MetaXen LLC whose registered office is at 3910 Trust Way, Hayward, CA 94545, USA, Cantab Pharmaceuticals Inc. whose registered office is at 32 Lockerman Square, Suite L-100 Dover, Delaware, 19901, USA, Phogen Limited whose registered office is at 155 Science Park, Milton Road, Cambridge CB4 OGN, KS Biomedix Holdings plc and KS Biomedix Limited whose registered offices are at 42-46 High Street, Esher, Surrey KT10 9QY, Discerna Limited whose registered office is at Babraham Hall, Babraham, Cambridge CB2 4AT, KS Avicenna Inc whose registered office is at Suite 4300, Bankers Hall West, 888-3rd Street S.W., Calgary, Alberta, T2P 5C5 Canada and KS Canada Inc and KS Canada Holdings Inc whose registered offices are at Suite 1000, Brunswick House, 44 Chipman Hill, Saint John, New Brunswick E2L 2A9, Canada.


13    PRINCIPAL ESTABLISHMENTS

The Group's principal establishments, and summary details of them, are as follows:

Property                                         Principal activity           Size (square feet)   Nature of title
957 Buckingham Avenue, Slough, Berkshire,        Head office and              27,000               25 year lease commencing
United Kingdom                                   laboratories                                      on 30 October 2000
                                                                                                   (terminable on or after
                                                                                                   30 October 2012)

Brunel University, Uxbridge, Middlesex,          Laboratories                 12,000               Rolling lease terminable by
United Kingdom                                                                                     either party on 6 months'
                                                                                                   notice

Cambridge Units 150, 151, 152, 153 and 154       Laboratories,                Approximately        Various leases expiring in
and Unit 310 Cambridge Science Park,             manufacturing facility and   60,000               2006, 2007 and 2023
Cambridgeand Unit 1, Ronald Rolph Court,         office accommodation                              respectively

Wadloes Road, Cambridge, United Kingdom
Ground Floor, 1 Occam Court, Surrey              Administrative               5,900                A lease expiring on
Research Park, Guildford, Surrey,                                                                  25 August 2007 with a break
United Kingdom                                                                                     clause on 24 June 2005
Unit 7, Romans Business Park, East Street,       Laboratories                 9,862                Freehold

Farnham, Surrey, United Kingdom
Edmonton, Canada 1938-94 Street,                 Manufacturing                12,350               Freehold Lease expiring
Edmonton, Alberta, Canada                                                     3,650                31 December 2005 with an
                                                                                                   option to renew for a
                                                                                                   further 5 years


14    SIGNIFICANT CHANGE

There has been no significant change in the financial or trading position of the Xenova Group since 30 September 2003, the date to which the most recent unaudited financial statements have been published.


15    GENERAL

(A) The financial information contained in this document does not constitute statutory accounts within the meaning of s.240 of the Act. Copies of the consolidated audited accounts of the Company and its subsidiary undertakings for the three financial years ended 31 December 2002 have been delivered to the Registrar of Companies. These accounts contain unqualified reports as required by s.235 of the Act and contain no statement under s.237(2) or (3) of the Act.

(B) The costs and expenses of and incidental to the Capital Reorganisation, Capital Reduction and the Offerings are payable by the Company and are estimated to amount to approximately {pound-sterling}1.7 million (including VAT which is considered irrecoverable). Of such expenses, approximately {pound-sterling}0.9 million is payable to financial intermediaries.

(C) The total proceeds of the Offerings prior to exercise of any Warrants will amount to approximately {pound-sterling}21.1 million, and after deduction of the expenses of the Offerings, the net proceeds will be approximately {pound-sterling}19.4 million.

(D) There are currently no arrangements under which future dividends are waived or agreed to be waived.

(E) The Issue Price represents the equivalent of a premium of 10.25 pence over the nominal value of 1p for each New Ordinary Share on the basis that the Capital Reorganisation has taken effect and no consideration is allocated to the Warrants.

(G) Save as described in this document in respect of the Open Offer, neither the Units, the Offer Shares nor the Warrants have been marketed nor are they available in whole or in part to the public in conjunction with the application for the Offer Shares and Warrants to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities.

(H) The Existing Ordinary Shares are admitted to trading only on the London Stock Exchange and the ADSs are listed on NASDAQ. No application is being made for the Offer Shares or the Warrants to be admitted to trading on any stock exchange other than the London Stock Exchange.


16    DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Simmons & Simmons, CityPoint, One Ropemaker Street, London EC2Y 9SS during normal business hours on any week day (Saturdays, Sundays and public holidays excepted) until the date of the EGM:

(i)   this document;

(ii) the Memorandum and Articles of Association of Xenova as at the date of this document and after the Capital Reorganisation has taken place;

(iii) the consolidated report and accounts of Xenova for the financial years ended 31 December 2001 and 2002 together with Xenova's interim statements of results for the six months to 30 June 2003 and for the nine months to 30 September 2003;

(iv) the consolidated report and accounts of KS Biomedix for the three financial years ended 31 May 2001, 2002 and 2003;

(v)   the share option schemes referred to in paragraph 5 above;

(vi) the service contracts and letters of appointment referred to in paragraph 8(A) and 8(B) above;

(vii) the material contracts referred to in paragraph 10 above;

(viii) the consent letters referred to in paragraphs 17(A) and 17(B) above;

(x)   Directors Irrevocable Undertakings; and

(xi)  the Warrant Instrument.

Dated 26  November 2003

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Xenova Group plc



Date:                                      By:./s/ Daniel Abrams
                                               -------------------------
                                               Name:  Daniel Abrams
                                               Title: Financial Director



















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